As filed with the Securities and Exchange Commission on December ___ , 2015

Registration No. 333-207397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STATION CASINOS CORP.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7990	47-5081182
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1505 South Pavilion Center Drive
Las Vegas, Nevada 89135
(702) 495-3000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Frank J. Fertitta III
Chief Executive Officer
Station Casinos Corp.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135
(702) 495-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Kenneth J. Baronsky, Esq.	Joseph A. Hall
Deborah J. Conrad, Esq.	Byron B. Rooney
Milbank, Tweed, Hadley & McCloy LLP	Davis Polk & Wardwell LLP
601 South Figueroa Street, 30th Floor	450 Lexington Avenue
Los Angeles, California 90017	New York, New York 10017
(213) 892-4000	(212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$100,000,000	$10,070.00

(1) Estimated solely for the purpose of calculating amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes   shares of Class A Common Stock subject to the underwriters' right to purchase additional shares.

(3) Registration fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated December___, 2015

PROSPECTUS

Shares



Station Casinos Corp.

Class A Common Stock

This is an initial public offering of shares of Class A Common Stock of Station Casinos Corp.

Station Casinos Corp. is offering   of the shares to be sold in this Offering. The selling stockholders identified in this prospectus are offering an additional   shares.

Prior to this Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $ and $ per share. We have applied to list our shares of Class A Common Stock on the Nasdaq Stock Market ("NASDAQ") under the symbol "RRR."

Following this Offering, we will have two classes of authorized common stock. Shares of Class A Common Stock will have one vote per share. Shares of Class B Common Stock held by certain existing owners will have ten votes per share. All other shares of Class B Common Stock will have one vote per share. Affiliates of Frank J. Fertitta III, our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, a member of our board of directors, will hold the substantial majority of our issued and outstanding Class B Common Stock having ten votes per share. As a result, the Fertitta family will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Accordingly, we will be a "controlled company." See "Management."

See "Risk Factors" beginning on page 21 to read about factors you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting (Conflicts of Interest)."

To the extent that the underwriters sell more than   shares of our Class A Common Stock, the underwriters have the option to purchase up to an additional   shares of our Class A Common Stock from us and   shares of Class A Common Stock from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about   , 2016.

Deutsche Bank Securities   **J.P. Morgan**   **BofA Merrill Lynch**   **Goldman, Sachs & Co.**

Prospectus dated   , 2016

⊥

TABLE OF CONTENTS

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A Common Stock.

In this prospectus, unless otherwise stated or the context otherwise requires:

- the "Company," "Station," "we," "our," and "us" refer (1) subsequent to the consummation of this Offering and the reorganization transactions described under "The Reorganization of Our Corporate Structure" (referred to in this prospectus as the "Offering and Reorganization Transactions"), to Station Casinos Corp., a Delaware corporation, or "Station Corp.," and its consolidated subsidiaries and (2) prior to the consummation of the Offering and Reorganization Transactions, to (a) Station Holdco LLC, a Delaware limited liability company, or "Station Holdco," and its consolidated subsidiaries for periods following June 17, 2011 and (b) Station

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Station Casinos Corp. S-1   Proj: P20396BHL15   Job: 15ZCM49601   (15-20396-1)

REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: BG49601A.;25   v6.8

Casinos, Inc. and its consolidated subsidiaries ("STN" or "STN Predecessor") for periods prior to June 17, 2011. See "The Reorganization of Our Corporate Structure."

- References to LLC Units in this prospectus are to limited liability company interests in Station Holdco.

- References to our "existing owners" are to the members of Station Holdco following the consummation of the Offering and Reorganization Transactions (including the merger of certain members of Station Holdco with subsidiaries of Station Corp.).

- When we describe the exchange of LLC Units and shares of Class B Common Stock on a "one-for-one basis" we mean that (x) one LLC Unit and one share of Class B Common Stock will be exchanged for (y) one share of Class A Common Stock.

- References to our Principal Equityholders in this prospectus are to (i) FI Station Investor LLC ("FI Station Investor"), an entity that is owned by Frank J. Fertitta III, our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, a member of our board of directors, and certain of our other current and former executive officers, (ii) Frank J. Fertitta III and Lorenzo J. Fertitta, or any of their spouses or lineal descendants, and (iii) any trust or entity, other than the Company, that is controlled by, or established for the benefit of, or the estate of Frank J. Fertitta or Lorenzo J. Fertitta or their spouses or lineal descendants (collectively with FI Station Investor, the "Fertitta Family Entities").

- When we present information on a "pro forma" basis, such information gives pro forma effect to the Offering and Reorganization Transactions and such other transactions described in this prospectus under "Unaudited Pro Forma Condensed Combined Financial Information."

Presentation of Financial Information

Station Corp. is a newly-formed Delaware corporation with no operations. Station Casinos LLC ("Station LLC") is a gaming and entertainment company that owns, operates and manages hotel and casino properties. Station Holdco LLC and Station Voteco LLC ("Station Voteco") hold all of the economic and voting interests, respectively, in Station LLC (collectively, "Station Holdco"). Station LLC operates under management agreements with Fertitta Entertainment LLC ("Fertitta Entertainment").

On April 30, 2012, Station Holdco and Fertitta Entertainment and their respective consolidated subsidiaries became under the common control of brothers Frank J. Fertitta III and Lorenzo J. Fertitta, who collectively hold more than 50% of their voting and economic interests.

In October 2015, Station LLC entered into an agreement to purchase all of the outstanding membership interests of Fertitta Entertainment (the "Fertitta Entertainment Acquisition") which constitutes the acquisition of an entity under common control.

Unless otherwise indicated, the historical financial information of Station Holdco, our predecessor for accounting purposes in this prospectus, represents the effect of the retrospective combination of the financial statements of Station Holdco and Fertitta Entertainment for all periods subsequent to April 30, 2012.

Non-GAAP Financial Measures

We have included a presentation of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") in this prospectus that is not in accordance with generally accepted accounting principles ("GAAP"). We believe that Adjusted EBITDA is a widely used measure of operating performance in our industry and is a principal basis for valuation of gaming companies. We believe that in addition to operating income, Adjusted EBITDA is a useful financial performance

Significant Capital Investment and Development

This recent momentum has spurred another wave of investment in a number of sectors within the Las Vegas economy. Over $12 billion in new project and infrastructure investments have been recently completed or are either in the planning stages or under active development in the Las Vegas valley. These projects include the Las Vegas Arena (MGM & AEG joint venture), Strip destination resorts Alon Las Vegas and Resorts World Las Vegas; major infrastructure expansion, including Project Neon, which is a multi-phase highway improvement project that will expand Interstate 15; the Las Vegas Convention and Visitors Authority's convention center district expansion; Union Village, a massive new healthcare complex; a number of major manufacturing facilities; and other public and private sector investments. A number of these projects will not only create construction jobs for area residents, but will also provide a significant number of full-time employment opportunities upon opening. In addition to the direct impact of these investments, new projects typically have the indirect effect of creating additional employment as a result of local spending. Increases in employment and wages have historically benefited the Las Vegas regional market as additional disposable income among Las Vegas residents has historically coincided with increases in spending on both gaming and non-gaming activities.

Limited New Casino Development

Even as the Las Vegas economy continues to rebound, new casino gaming development in the Las Vegas regional market remains limited. Since 2009, there have been no new casino openings that cater predominantly to Las Vegas residents and no new development of such facilities has been announced. We also believe that the development of new casino facilities will continue to be limited due to SB 208, which limited casino gaming in the Las Vegas valley to specified gaming districts and established more restrictive criteria for the creation of new gaming districts.

Stable Regulatory Environment and Lowest Gaming Tax Rate in the United States

The Las Vegas regional market also benefits from local and state laws and regulations which are accommodative to business in general and, more specifically, the gaming industry, including a stable and highly favorable tax structure. Of states offering commercial gaming, Nevada has the lowest gaming tax rate at 6.75%. Further, the Nevada gaming tax rate has remained unchanged since 2003, when it was changed for the first time since 1987 and only increased by 50 basis points. By contrast, the highest gaming tax rate in the United States is 69% in New York and the average gaming tax rate in the United States is 33%.

Our Structure

Following the consummation of the Offering and Reorganization Transactions, Station Corp. will be a holding company that has no assets other than its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. Station Corp. will operate and control all of the business and affairs and consolidate the financial results of Station Holdco and its subsidiaries. Prior to the completion of this Offering, Station Holdco will amend and restate its limited liability company agreement to, among other things, appoint Station Corp. as its sole managing member. Station Corp., Station Holdco and the existing owners are expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Station Corp.'s Class A Common Stock. Pursuant to such exchange agreement, the existing owners will exchange (x) one LLC Unit and one share of Class B Common Stock for (y) one share of Class A Common Stock, or, at our election, for cash, which we refer to as an exchange of LLC Units and shares of Class B Common Stock for shares of Class A Common Stock on a one-for-one basis. When LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for

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Class A Common Stock by a holder of LLC Units pursuant to such exchange agreement, such shares of Class B Common Stock will be cancelled.

Our business is currently managed by Fertitta Entertainment pursuant to management agreements that each have a term of 25 years and were entered into in June 2011. Frank J. Fertitta III, our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, a member of our board of directors, own a majority of the equity interests of each of Fertitta Entertainment and Station Holdco. Our executive officers (other than Daniel J. Roy) and certain other key personnel are employed by Fertitta Entertainment and provide services to us pursuant to the management agreements. As compensation for the management services provided to us, Fertitta Entertainment receives a base management fee equal to two percent of the gross revenues attributable to our properties and an incentive management fee equal to five percent of positive EBITDA of our properties. In connection with this Offering, we expect to consummate the Fertitta Entertainment Acquisition. Upon consummation of the Fertitta Entertainment Acquisition, we expect to assume or enter into new employment agreements or other employment relationships with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of the Fertitta Entertainment Acquisition. See "Certain Relationships and Related Party Transactions—Acquisition of Fertitta Entertainment."

We estimate that the net proceeds to us from the sale of our Class A Common Stock in this Offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

- $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) to acquire newly-issued LLC Units in Station Holdco.

    - In turn, Station Holdco intends to use $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) of the proceeds it receives from us to pay a portion of the purchase price for the Fertitta Entertainment Acquisition. The balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC.

- $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) to purchase LLC Units from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds. We expect that we will purchase an aggregate of   LLC Units from FI Station Investor (or   LLC Units if the underwriters exercise their option to purchase additional shares in full).

The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions and the Fertitta Entertainment Acquisition. This chart is

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provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:


Existing Owners
Public Shareholders
Members of Merging Blockers(2)
Former Station Holdco Profit Unit Holders(3)
Class B Shares(1)
• Voting rights only
• Ten votes for each outstanding share of Class B Common Stock held by an existing owner that holds at least 30% of the LLC Units immediately after this Offering and, at the relevant record date, at least 10% of the Class A Common Stock (on an as-exchanged basis)
• One vote for each other outstanding share of Class B Common Stock
Class A Shares(1)
• % of voting power in Station Casinos Corp.(2)
• One vote for each outstanding share of Class A Common Stock
• 100% of economic interests in Station Casinos Corp.
LLC Units
• % of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Economic rights only, subject to certain limited approval rights
• Together with one share of Class B Common Stock, exchangeable on a 1-for-1 basis for shares of Class A Common Stock
Station Casinos Corp.
Sole Managing Member and LLC Units
• % of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Number of LLC Units held equals number of outstanding shares of Class A Common Stock
• 100% of voting power in Station Holdco LLC, subject to certain limited exceptions
Station Holdco LLC
Nonvoting Interests
Station Casinos LLC
Voting Interests
Operating Subsidiaries
Fertitta Entertainment

(1) Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding

MERRILL CORPORATION ABEAULI//22-DEC-15 17:08 DISK130:[15ZCM1.15ZCM49601]CA49601A.;57
mrll_0915.fmt Free: 50D*/120D Foot: 0D/ 0D VJ RSeq: 11 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;132 18-23 B Cs: 60911

shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash.

(2) As part of the Offering and Reorganization Transactions, ADVSTRA SC Holdings, LLC, CAPINC SC Holdings, LLC, PAIN SC Holdings, LLC, PRTN SC Holdings, LLC, STRAINC SC Holdings, LLC, Serengeti SC Blockerco LLC, PB Investor I LLC and PB Investor II LLC, Delaware entities that have elected to be taxed as a corporation for U.S. federal income tax purposes (the "Merging Blockers"), will merge with newly-formed subsidiaries of Station Corp. in transactions intended to qualify as tax-free for U.S. federal income tax purposes (referred to herein as the "Blocker Mergers"). In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants (defined below) held by such Merging Blocker. In the aggregate, approximately   number of shares of Class A Common Stock of Station Corp. are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The number of shares of Class A Common Stock issued in the Blocker Mergers will depend on the actual initial public offering price per share.

Warrants to purchase an aggregate of   LLC Units (including warrants held by the Merging Blockers) at an exercise price of $ per LLC Unit and   LLC Units at an exercise price of $ per LLC Unit (collectively, the "Warrants") will become exercisable upon consummation of this Offering. We expect that the Warrants will be amended to provide for cashless exercise for LLC Units and that all of the Warrants will be exercised promptly following consummation of this Offering. Assuming that all of the outstanding Warrants are exercised on a cashless basis and an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), an aggregate of   LLC Units will be issuable upon exercise of the Warrants (excluding Warrants held by the Merging Blockers).

(3) Holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will receive restricted shares of Class A Common Stock issued pursuant to the terms of our new Station Casinos Corp. 2016 Equity Incentive Plan in substitution for such profit units. As of September 30, 2015, an aggregate of 10,177,605 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Unit Plan, an aggregate of   restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of restricted shares of Class A Common Stock issuable in substitution for the profit units by   shares.

(4) A portion of these LLC Units will be held by subsidiaries of Station Corp. Assumes no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the shares of Class A Common Stock held by public

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shareholders will constitute   % of the voting power in Station Corp., (ii) holders of Class B Common Stock will have   % of the voting power of Station Corp., (iii) the LLC Units held by the existing owners will constitute   % of the outstanding LLC Units in Station Holdco, and (iv) Station Corp. will own   % of the outstanding LLC Units in Station Holdco.

See "The Reorganization of Our Corporate Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the exchange agreement and the rights associated with our common stock and the LLC Units.

Risks Associated with our Business

An investment in shares of our Class A Common Stock involves a high degree of risk. Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our Class A Common Stock:

- our reliance on the Las Vegas market;

- the impact of business conditions, including competitive practices, changes in customer demand and the cyclical nature of the gaming and hospitality business generally, on our business and results of operations;

- the impact of general economic conditions outside our control, including changes in interest rates, consumer confidence and unemployment levels, on our business and results of operations;

- the effects of intense competition that exists in the gaming industry;

- the risk that new gaming licenses or gaming activities, such as internet gaming, are approved and result in additional competition;

- our substantial outstanding indebtedness and the effect of our significant debt service requirements on our operations and ability to compete;

- the risk that we will not be able to finance our development and investment projects or refinance our outstanding indebtedness;

- the impact of extensive regulation from gaming and other government authorities, including anti-money laundering laws and regulations, on our ability to operate our business and the risk that regulatory authorities may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines or take other actions that adversely affect us;

- risks associated with changes to applicable gaming and tax laws that could have a material adverse effect on our financial condition;

- adverse outcomes of legal proceedings and the development of, and changes in, claims or litigation reserves;

- risks associated with development, construction and management of new projects or the expansion of existing facilities, including cost overruns, construction delays, environmental risks and legal or political challenges; and

- the lack of a public market for our common stock.

This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption "Risk Factors" beginning on page 21 of this prospectus.

Corporate Information

The Company's principal executive offices are located at 1505 South Pavilion Center Drive, Las Vegas, Nevada, 89135 and its telephone number is (702) 495-3000. The Company's website address is www.sclv.com. Information contained on or accessible through the Company's website is not a part of this prospectus and the inclusion of the website address in this prospectus is an inactive textual reference only.

THE OFFERING

Issuer	Station Casinos Corp.
Class A Common Stock Offered by Us	shares.
Class A Common Stock offered by Selling Stockholders	shares.
Underwriters' Option to Purchase Additional Shares	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to and additional shares, respectively, of Class A Common Stock at the initial public offering price less the underwriting discount.
Class A Common Stock to Be Outstanding After this Offering . . .	shares (or shares if the underwriters exercise their option to purchase additional shares in full) (or shares if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure").
Class B Common Stock to Be Outstanding After this Offering . . .	shares (or shares if the underwriters exercise their option to purchase additional shares in full). In connection with the Offering and Reorganization Transactions, existing owners will purchase for nominal consideration one share of Class B Common Stock for each LLC Unit owned by such existing owner.
	When LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for Class A Common Stock by a holder of LLC Units pursuant to the exchange described below, such shares of Class B Common Stock will be cancelled.
Voting Power Held by Holders of Class A Common Stock After This Offering	% (or % if the underwriters exercise their option to purchase additional shares in full) (or 100% if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure"). Each share of Class A Common Stock will be entitled to one vote. Because shares of Class A Common Stock are entitled to one vote, whenever a holder of Class B Common Stock that is entitled to ten votes per share effects an exchange of LLC Units, together with an equivalent number of shares of Class B Common Stock, for shares of Class A Common Stock, such holder's aggregate voting power with respect to Station Corp. will be commensurately reduced.

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Voting Power Held by Holders of Class B Common Stock After This Offering	% (or % if the underwriters exercise their option to purchase additional shares in full) (or 0% if each outstanding LLC Unit were exchanged for one share of Class A Common Stock, as described under "The Reorganization of Our Corporate Structure"). Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. Because shares of Class A Common Stock are entitled to one vote, whenever a holder of Class B Common Stock that is entitled to ten votes per share effects an exchange of LLC Units, together with an equivalent number of shares of Class B Common Stock, for shares of Class A Common Stock, such holder's aggregate voting power with respect to Station Corp. will be commensurately reduced.
Exchange	LLC Units, together with an equal number of shares of Class B Common Stock, may be exchanged at any time, in certain minimum increments, for shares of our Class A Common Stock on a one-for-one basis or, at our election, for cash.
Use of Proceeds	We estimate that the net proceeds to us from the sale of our Class A Common Stock in this Offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

- $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) to acquire newly-issued LLC Units in Station Holdco.

  - In turn, Station Holdco intends to use $ million of the proceeds it receives from us to pay a portion of the consideration for the Fertitta Entertainment Acquisition. The balance of the purchase price for the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC.

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⊥

       • $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), to purchase LLC Units from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds.

We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

Voting Rights	Holders of shares of Class A Common Stock and Class B Common Stock will be entitled to vote on all matters to be voted on by stockholders. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." The shares of Class B Common Stock will have no economic rights. Each share of our Class B Common Stock will be entitled to only one vote automatically upon it being held by a holder that, together with its affiliates, did not own at least 30% of the outstanding LLC Units immediately following the consummation of this Offering or owns less than 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock). See "Description of Capital Stock—Capital Stock—Class B Common Stock—Voting Rights."
	Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation.
Dividend Policy	Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $ per share of Class A Common Stock, commencing with the quarter of 201 .

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⊤

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Station Holdco) to us, and such other factors as our board of directors may deem relevant. The payment of cash distributions by Station LLC to Station Holdco is restricted under the terms of the agreements governing its outstanding debt, and may be further restricted by other agreements related to indebtedness we incur in the future.

Station Corp. is a holding company and has no material assets other than its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to Station Corp., the other holders of LLC Units will be entitled to receive proportionate distributions based on their percentage ownership of Station Holdco.

Ticker Symbol	"RRR"
Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A Common Stock.
Conflict of Interest	Because Deutsche Bank Securities Inc., an underwriter for this Offering, is an affiliate of German American Capital Corporation, a Maryland corporation ("GACC"), which is a significant stockholder and one of the selling stockholders that will receive more than 5% of the net proceeds of this Offering, a conflict of interest under Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121 is deemed to exist. Accordingly, this Offering will be conducted in accordance with that rule. See "Underwriting (Conflicts of Interest)."

Except as otherwise indicated, all information in this prospectus:

• assumes no exercise of the underwriters' option to purchase additional shares;

• assumes   shares of our Class A Common Stock are issued in respect of grants of restricted stock or are issuable upon exercise of options to purchase shares of Class A Common Stock, in each case pursuant to grants that are expected to be made under the Company's 2016 Equity Incentive Plan to certain of our employees and directors in connection with the Offering. See "Executive Compensation—2016 Equity Incentive Plan";

• assumes   shares of Class A Common Stock are reserved for issuance upon the exchange of LLC Units held by the existing owners immediately following this Offering;

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Entertainment Acquisition, as if such transactions had occurred on September 30, 2015 and assuming no exercise of the underwriters' option to purchase additional shares.

	Pro Forma		Historical				
	Nine Months Ended September 30, 2015	Year Ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012(h)
	(unaudited)		(unaudited) (dollars in thousands, except per share amounts)				
Statement of Operations Data:							
Operating revenues:							
Casino	$	$	$ 683,598	$ 662,392	$ 897,361	$ 882,241	$ 885,629
Food and beverage			187,565	177,357	239,212	235,722	237,770
Room			92,311	84,479	112,664	105,630	106,348
Other			52,925	53,434	70,522	67,431	69,704
Management fees			63,703	51,506	68,782	59,758	30,793
Gross revenues			1,080,102	1,029,168	1,388,541	1,350,782	1,330,244
Promotional allowances			(75,918)	(71,288)	(96,925)	(94,645)	(100,023)
Net revenues			1,004,184	957,880	1,291,616	1,256,137	1,230,221
Operating costs and expenses:							
Casino			257,269	253,127	341,490	339,651	355,199
Food and beverage			121,197	117,126	157,191	161,790	161,167
Room			34,762	34,010	45,479	43,062	43,106
Other			19,537	22,161	28,979	26,580	26,987
Selling, general and administrative			253,941	240,968	320,120	327,820	308,158
Preopening			1,121	286	640	222	311
Depreciation and amortization			103,896	95,600	127,961	128,958	129,267
Management fee expense			—	—	—	—	15,581
Impairment of goodwill			—	—	—	1,183	—
Asset impairment(a)			2,101	11,739	11,739	—	10,066
Write-downs and other charges, net(b)			7,446	20,592	20,956	11,895	9,958
			801,270	795,609	1,054,555	1,041,161	1,059,800
Operating income			202,914	162,271	237,061	214,976	170,421
Earnings from joint ventures			1,070	754	924	1,603	1,773
Operating income and earnings from joint ventures			203,984	163,025	237,985	216,579	172,194
Other (expense) income:							
Interest expense, net			(109,030)	(114,631)	(151,702)	(165,220)	(189,781)
Loss on extinguishment of debt(c)			(90)	(4,132)	(4,132)	(147,131)	(51,796)
Gain on Native American development(d)			—	49,074	49,074	16,974	102,816
Change in fair value of derivative instruments			(4)	(2)	(90)	(291)	(921)
			(109,124)	(69,691)	(106,850)	(295,668)	(139,682)
Income (loss) from continuing operations before income taxes			94,860	93,334	131,135	(79,089)	32,512
Income tax (expense) benefit			—	—	—	—	—
Net income (loss) from continuing operations			94,860	93,334	131,135	(79,089)	32,512
Discontinued operations, net of tax(e)			(171)	(42,312)	(42,548)	(24,976)	(13,003)
Net income (loss)			94,689	51,022	88,587	(104,065)	19,509
Less: net income (loss) attributable to noncontrolling interests			5,730	(11,921)	(11,955)	(9,067)	(1,606)
Net income (loss) attributable to Station Holdco	$	$	$ 88,959	$ 62,943	$ 100,542	$ (94,998)	$ 21,115
Basic weighted average number of Class A Common shares outstanding							
Basic net income per share applicable to Class A Common Stock	$	$					
Diluted weighted average number of Class A Common shares outstanding							
Diluted net income per share applicable to Class A Common Stock	$	$					
Other data							
Adjusted EBITDA(f)			$ 325,586	$ 288,525	$ 399,049	$ 362,117	$ 331,958
Capital expenditures			103,889	71,620	102,748	86,728	62,048
Number of hotel rooms(g)			4,041	4,027	4,015	4,056	4,059
Average hotel occupancy rate			94.1%	90.9%	90.6%	88.9%	87.3%
Number of slot machines(g)			23,967	24,391	24,334	20,640	20,969
Number of table games(g)			474	481	469	310	340

addition, we are subject to various gaming taxes, which are subject to possible increase at any time. Increases in gaming taxation could also adversely affect our results of operations. There can be no assurance that we will be able to obtain new licenses, including any licenses that may be required if we pursue gaming opportunities in jurisdictions where we are not already licensed, or renew any of our existing licenses, or that if such licenses are obtained, that such licenses will not be conditioned, suspended or revoked, and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Further, we may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. We have applied for Nevada Commission approval of this Offering. We have also applied to the Nevada Commission for prior approval, subject to certain conditions, to make public offerings of securities for a period of three years (the "Shelf Approval"). The Shelf Approval, if granted, will also apply to any affiliated company wholly owned by us which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval, if granted, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. If we are not able to obtain the Shelf Approval or if the Shelf Approval is rescinded for any reason, it could adversely impact our capital structure and liquidity and limit our flexibility in planning for, or reacting to, changes in our business and industry.

We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. We are subject to regulation under the Currency and Foreign Transactions Reporting Act of 1970, commonly known as the "Bank Secrecy Act," which, among other things, requires us to report to the Internal Revenue Service ("IRS") any currency transactions in excess of $10,000 that occur within a 24-hour gaming day, including identification of the individual transacting the currency. We are also required to report certain suspicious activity, including any transactions aggregating to $5,000 or more, where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to evade federal regulations or avoid reporting requirements. In addition, under the Bank Secrecy Act we are subject to various other rules and regulations involving reporting, recordkeeping and retention. Our compliance with the Bank Secrecy Act is subject to periodic audits by the IRS, and we may be required to pay substantial penalties if we fail to comply with applicable regulations. Any violations of anti-money laundering laws or regulations by any of our properties could have an adverse effect on our financial condition, results of operations or cash flows. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted.

We are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment and human health and safety, which could materially affect our business, financial condition, results of operations and cash flows.

We are subject to federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those relating to air emissions, water discharges and remediation of contamination. Such laws and regulations require us to obtain, maintain and renew environmental operating or construction permits or approvals particularly in connection with our development activities. Certain environmental laws can impose joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to the investigation or remediation of sites at which hazardous wastes or materials were disposed or released. Private parties may also bring claims arising from the presence of hazardous materials on a site or exposure to such materials. We are currently involved in monitoring activities at a few of our sites due to historical or nearby operations. Increasingly stringent environmental laws, regulations or standards may make compliance with such requirements more difficult or costly or otherwise adversely affect our

Our substantial indebtedness exposes us to significant interest expense increases if interest rates increase.

As of September 30, 2015, after giving pro forma effect to the Fertitta Entertainment Acquisition, including the payment of certain liabilities not included in the acquisition, and the Offering and Reorganization Transactions, approximately $ million, or   %, of our borrowings were at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. Assuming our consolidated variable interest rate indebtedness outstanding as of September 30, 2015 remains the same, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our 2015 annual estimated debt-service requirements by approximately $ million. Accordingly, an increase in interest rates from current levels could cause our annual debt-service obligations to increase significantly.

Risks Related to Our Structure and Organization

Station Corp.'s only asset after the completion of this Offering will be its interest in Station Holdco and Station LLC. Accordingly it will be dependent upon distributions from Station Holdco to make payments under the tax receivable agreement, pay dividends, if any, and pay taxes and other expenses.

Following the completion of the Offering and Reorganization Transactions, Station Corp. will be a holding company and will have no assets other than its ownership of LLC Units and its voting interest in Station LLC. Station Corp. will have no independent means of generating revenue. Station Corp. intends to cause Station Holdco to make distributions to its members, including us, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. To the extent that Station Corp. needs funds, and Station Holdco is restricted from making such distributions pursuant to the terms of the agreements governing its debt or under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect Station Corp.'s liquidity and financial condition. The earnings from, or other available assets of, Station Holdco may not be sufficient to pay dividends or make distributions or loans to Station Corp. to enable it to pay taxes and other expenses and make payments under the tax receivable agreement or pay dividends on the Class A Common Stock.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our credit facility and the indenture governing our senior notes include, and any financing arrangement that we enter into in the future may include, restrictive covenants that limit our ability to pay dividends and make distributions. In addition, Station Holdco is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Station Holdco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Station Holdco are generally subject to similar legal limitations on their ability to make distributions to Station Holdco.

Our Principal Equityholders have control over our management and affairs, and their interests may differ from our interests or those of our other stockholders.

Following this Offering, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. As a result, following this Offering, Fertitta Family Entities will hold approximately   % of the combined voting power of Station Corp. (assuming no exercise of the

34

underwriters' option to purchase additional shares). Due to their ownership, the Fertitta Family Entities will have the power to control our management and affairs, including the power to:

- elect all of our directors;

- agree to sell or otherwise transfer a controlling stake in our company, which may result in the acquisition of effective control of our company by a third party; and

- determine the outcome of substantially all actions requiring stockholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of the Fertitta Family Entities may differ from our interests or those of our other stockholders and the concentration of control in the Fertitta Family Entities will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of the Fertitta Family Entities may also prevent or cause a change of control of our company or a change in the composition of our board of directors and will make some transactions impossible without the support of the Fertitta Family Entities, even if such events are in the best interests of our other stockholders. In addition, as a result of the concentration of voting power among the Fertitta Family Entities, we may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment in our Class A Common Stock to decline.

In addition, because the Principal Equityholders hold their ownership interest in part of our business directly and/or indirectly through Station Holdco, rather than through Station Corp., the public company, these existing owners may have conflicting interests with holders of shares of our Class A Common Stock. For example, if Station Holdco makes distributions to Station Corp., our existing owners will also be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC Units and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. Our existing owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this Offering, whether and when to incur new, or refinance existing, indebtedness, and whether and when Station Corp. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners' tax or other considerations even where no similar benefit would accrue to us. For example, a disposition of real estate or other assets in a taxable transaction could accelerate then-existing obligations under the tax receivable agreement, which may result in differing incentives between the Principal Equityholders and Station Corp. with respect to such a transaction. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Moreover, GACC will hold approximately   % of the LLC Units and   % of the voting power of Station Corp. (assuming no exercise of the underwriters' option to purchase additional shares) and is a lender under our revolving credit facility and our land loan. To the extent that GACC continues to hold interests at multiple levels of our capital structure, it may have a conflict of interest and make decisions or take actions that reflect its interests as our secured lender, unsecured lender or equityholder that could have adverse consequences to our other stakeholders. See "Underwriting (Conflicts of Interest)."

Upon the listing of our shares on NASDAQ, we will be a "controlled company" within the meaning of the rules of NASDAQ and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this Offering, the Fertitta Family Entities will hold more than 50% of the voting power of our shares eligible to vote. As a result, we will be a "controlled company" under the rules of NASDAQ. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) that the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors. Although we expect that a majority of the members of our board of directors will be independent and that our compensation and nominating and corporate governance committees will be comprised entirely of independent directors, in the future we may elect not to comply with certain corporate governance requirements that are not applicable to controlled companies.

We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this Offering and related transactions, and the amounts we may pay could be substantial.

We will enter into a tax receivable agreement with our existing owners that will provide for the payment by Station Corp. to our existing owners of 85% of the amount of benefits, if any, that Station Corp. realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed below) as a result of (i) increases in tax basis resulting from our purchases or exchanges of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments that we are required to make under the tax receivable agreement. See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Any increases in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, cannot reliably be predicted at this time. The amount of any such increases and payments will vary depending upon a number of factors, including, but not limited to, the timing of exchanges, the price of our Class A Common Stock at the time of the exchanges, the amount, character and timing of our income and the tax rates then applicable.

The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2014 and that Station Corp. earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Station Corp. of LLC Units and the exchange of LLC Units and shares of Class B Common Stock for shares of Class A Common Stock as part of this Offering to aggregate $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) and to range over the next 15 years from approximately $ million to $ million per year (or approximately $ million to $ million per year if the underwriters exercise their option to purchase additional shares in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise (as described below), the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Station Corp. by Station Holdco are not sufficient to permit Station Corp. to make payments under the tax receivable agreement after it has paid taxes.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that in the event that we exercise our right to early termination of the tax receivable agreement, there is a change in control or a material breach by us of our obligations under the tax receivable agreement, the tax receivable agreement will terminate, and we will be required to make a payment equal to the present value of future payments under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and there can be no assurance that we will be able to finance our obligations under the tax receivable agreement. In addition, these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control, in particular in circumstances where our Principal Equityholders have interests that differ from those of other shareholders. Because our Principal Equityholders will retain a controlling ownership interest following the Offering, we expect that our Principal Equityholders will control the outcome of votes on all matters requiring approval by our stockholders. Accordingly, actions that affect such obligations under the tax receivable agreement may be taken even if other stockholders oppose them.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the Internal Revenue Service (the "IRS") to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement (although we would reduce future amounts otherwise payable under such tax receivable agreements). No assurance can be given that the IRS will agree with the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefit that we actually realize in respect of the increases in tax basis resulting from our purchases or exchanges of LLC Units and certain other tax benefits related to our entering into the tax receivable agreement.

We may not be able to realize all or a portion of the tax benefits that are expected to result from the purchase of LLC Units with the net proceeds of this Offering and exchanges of LLC Units and payments made under the tax receivable agreement itself.

Our ability to benefit from any depreciation or amortization deductions or to realize other tax benefits that we currently expect to be available as a result of the increases in tax basis created by the purchase of LLC Units from certain of our existing owners with the net proceeds of this Offering and exchanges of LLC Units, and our ability to realize certain other tax benefits attributable to payments under the tax receivable agreement itself, depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income is insufficient and/or there are adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders' equity could be negatively affected. However, absent a change in control or other termination event with respect to the tax receivable agreement, we will generally not be required to make payments under that agreement with respect to projected tax benefits that we do not actually realize, as reported on our tax return. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

37

reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares. See "Underwriting (Conflicts of Interest)" for a discussion of the factors that were considered in determining the initial public offering price.

The market price of our Class A Common Stock after this Offering may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, general market conditions specific to the gaming industry, changes in interest rates, changes in general economic and political conditions, volatility in the financial markets, threatened or actual litigation or government investigations, the addition or departure of key personnel, actions taken by our shareholders, including the sale or other disposition of their shares of our Class A Common Stock, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts' recommendations or projections.

These and other factors may lower the market price of our Class A Common Stock, even though they may or may not affect our actual operating performance. As a result, our Class A Common Stock may trade at prices significantly below the public offering price or net tangible book value.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A Common Stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A Common Stock and materially affect the value of your investment.

If you purchase shares of our Class A Common Stock in this Offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A Common Stock is substantially higher than the pro forma net tangible book value per share of our Class A Common Stock. Therefore, if you purchase shares of our Class A Common Stock in this Offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this Offering. See "Dilution."

You will incur additional dilution if we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price of our Class A Common Stock or issue shares in connection with our equity incentive plan.

If we raise additional capital through the issuance of new equity securities at a lower price than the initial public offering price, you will be subject to additional dilution. If we are unable to access the public markets in the future, or if our performance or prospects decrease, we may need to consummate a private placement or public offering of our Class A Common Stock at a lower price than the initial public offering price. In addition, any new securities may have rights, preferences or privileges senior to our Class A Common Stock. Additionally, we have reserved   shares of our Class A Common Stock for issuance under our 2016 Equity Incentive Plan, including   shares of our Class A Common Stock issuable upon the exercise of stock options that we intend to grant to our officers and employees and   shares of restricted Class A Common Stock that we intend to grant to certain of our directors at the time of this Offering or will be issued in substitution of profit units held by current or former employees of Station LLC. Our estimate of the number of restricted shares of Class A Common Stock that will be substituted for the outstanding Station Holdco profit units assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of restricted shares of Class A Common Stock issuable in substitution for the profit units by shares. See "Executive Compensation—2016 Equity Incentive Plan."

The market price of our Class A Common Stock could decline due to the large number of shares of Class A Common Stock eligible for future sale upon the exchange of LLC Units by our existing owners.

After completion of this Offering, approximately   LLC Units of Station Holdco will be owned by our existing owners, including   % of Station Corp. Class A Common Stock on a fully converted basis (or   LLC Units and   %, respectively, if the underwriters exercise their option to purchase additional shares in full). Under the exchange agreement, each holder of shares our Class B Common Stock will be entitled to exchange its LLC Units for shares our Class A Common Stock, as described under "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions." We will grant registration rights with respect to the shares of Class A Common Stock delivered in exchange for LLC Units subject to the lock-up agreements described under "Underwriting (Conflicts of Interest)." See "The Reorganization of Our Corporate Structure" and "Certain Relationships and Related Party Transactions—Registration Rights."

The market price of our Class A Common Stock could decline as a result of sales of a large number of shares of our Class A Common Stock eligible for future sale, including upon the exchange of LLC Units, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may make it more difficult for holders of our Class A Common Stock to sell such stock in the future at a time and at a price that they deem appropriate. In addition, they may make it more difficult for us to raise additional capital by selling equity securities in the future. See "Shares Eligible for Future Sale."

We may not have sufficient funds to pay dividends on our Class A Common Stock.

Although we intend to pay dividends on our Class A Common Stock to the extent that we have sufficient funds available for such purpose, the declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. The existing debt agreements of Station LLC limit the ability of Station LLC to make distributions to Station Holdco, which effectively restricts the ability of Station Holdco to distribute sufficient funds to permit Station Corp. to pay dividends to its stockholders. In addition, Station Corp. will be required to apply funds distributed by Station Holdco to pay taxes and make payments under the tax receivable agreement. Therefore, we cannot assure you that you will receive any dividends on your Class A Common Stock. Accordingly, you may need to sell your shares of Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares above the price you paid for them. See "Dividend Policy."

Anti-takeover provisions and shareholder requirements in our charter documents, provisions of Delaware law and Nevada gaming laws may delay or prevent our acquisition by a third party, which might diminish the value of our Class A Common Stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs, which could discourage or increase the costs of a takeover.

In addition to the Fertitta Family Entities owning approximately   % of the combined voting power of our common stock following the consummation of this Offering, which will permit them to control decisions made by our stockholders, including election of directors and change of control increase the costs of any takeover and may discourage, delay or prevent an acquisition of our company by a third party.

Nevada gaming laws and regulations include requirements that may discourage ownership of our Class A Common Stock or otherwise impact the price of our Class A Common Stock.

Any beneficial owner of our voting or non-voting securities, regardless of the number of shares owned, may be required to file an application, may be investigated, and may be required to obtain a finding of suitability as a beneficial owner of our securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial owner of our voting or non-voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners, to the Nevada Board. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

Any person who acquires more than 5% of Station Corp.'s voting power must report the acquisition to the Nevada Commission. Nevada gaming regulations also require that beneficial owners of more than 10% of Station Corp.'s voting power apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails written notice requiring such filing. Further, an "institutional investor", as defined in the Nevada gaming regulations, that acquires more than 10%, but not more than 25%, of Station Corp.'s voting power may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds Station Corp.'s voting securities for investment purposes only.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission, or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity holder who is found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common equity of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be an equity holder or to have any other relationship with us or our licensed or registered subsidiaries, we (i) pay that person any dividend or interest upon our securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his securities including, if necessary, the immediate purchase of said securities for the price specified by the relevant gaming authority or, if no such price is specified, the fair market value as determined by the board of directors of Station Corp. The purchase may be made in cash, notes that bear interest at the applicable federal rate or a combination of notes and cash. Additionally, the CCLGLB has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license. The cumulative effect of these laws and regulations may discourage ownership of our Class A Common Stock or otherwise impact the price of our Class A Common Stock.

Moreover, if any of our significant stockholders or members of Station Holdco is required to, but does not, apply for a finding or suitability or licensing or is found unsuitable by the Nevada Commission, they may rapidly liquidate their equity holdings, which could cause the market price of our Class A Common Stock to decline. Additionally, we could be required to repurchase any shares or LLC Units held by such significant stockholder or member for cash, notes bearing interest at the applicable federal rate or a combination of cash and notes. In the event that we were required to repurchase shares for cash, our cash position would be reduced and our liquidity and financial condition could be materially adversely affected. There can be no assurance that we would have

42

sufficient cash available to meet such obligation as well as our continuing operating requirements or that, if additional financing were required, that such financing could be obtained on terms acceptable to us, if at all.

Future offerings of debt securities or additional or increased loans, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A Common Stock.

In the future, we may attempt to increase our capital resources through offerings of debt securities, entering into or increasing amounts under our loan agreements or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities, including holders of our senior notes, and shares of preferred stock, if any is issued, and lenders with respect to our indebtedness, including our credit facility, will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, will likely have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering or enter into or increase loan amounts will depend on our management's views on our capital structure and financial results, as well as market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of any such future transaction, and purchasers of our Class A Common Stock in this Offering bear the risk of our future transactions reducing the market price of our Class A Common Stock and diluting their ownership interest in our company.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry and markets or downgrade our Class A Common Stock, the price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry and markets. One or more analysts could downgrade our Class A Common Stock or issue other negative commentary about our company or our industry or markets. In addition, we may be unable or slow to attract sufficient research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price and volume of our Class A Common Stock could decline.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting and other expenses that we have not previously incurred, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to

Station Casinos Corp. S-1   Proj: P20396BHL15 Job: 15ZCM49601   (15-20396-1)

REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CI49601A.;34   v6.8

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THE REORGANIZATION OF OUR CORPORATE STRUCTURE

The following actions will be taken in connection with the closing of this Offering:

- We will amend and restate the certificate of incorporation of Station Corp. to, among other things, provide for Class A Common Stock and Class B Common Stock. See "Description of Capital Stock."

- We will issue shares of our Class B Common Stock to our existing owners for nominal consideration. Our existing owners will be issued one share of Class B Common Stock for each LLC Unit they own.

- We will consummate the Blocker Mergers and issue shares of Class A Common Stock to the members of the Merging Blockers in proportion to the LLC Units owned by the Merging Blockers, including the LLC Units issuable upon a cashless exercise of the warrants owned by the Merging Blockers. See "Certain Relationships and Related Party Transactions—Blocker Mergers."

- The holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will be issued an aggregate of   restricted shares of Class A Common Stock pursuant to the terms our new Station Casinos Corp. 2016 Equity Incentive Plan in substitution for such profit units (assuming an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of restricted shares of Class A Common Stock issuable in substitution for the profit units by   shares.

- We will amend and restate the limited liability company agreement of Station Holdco to, among other things, appoint Station Corp. as the sole managing member of Station Holdco. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Station Holdco."

- We will enter into an exchange agreement with our existing owners pursuant to which the existing owners will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

- We will enter into a tax receivable agreement with our existing owners that will provide for the payment by Station Corp. of 85% of the amount of benefits, if any, that Station Corp. realizes (or is deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed below) as a result of (i) increases in tax basis resulting from purchases or exchanges of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments that we are required to make under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

- Certain of the existing owners will exercise their rights under the exchange agreement to exchange   of their LLC Units, together with an equivalent number of shares of Class B Common Stock, for   shares of Class A Common Stock.

- We will issue   shares of our Class A Common Stock to the purchasers in this Offering (or   shares if the underwriters exercise their option to purchase additional shares in full) in exchange for net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full);

47

- We will use approximately $ million of the net proceeds of this Offering to purchase   LLC Units (or   LLC Units for an aggregate of $ million if the underwriters exercise their option to purchase additional shares in full) from certain of our existing owners, at a per-LLC Unit price equal to the price paid by the underwriters for shares of our Class A Common Stock in this Offering. Accordingly, we will not retain any of these proceeds. We expect that Station Corp. will purchase an aggregate of   LLC Units from FI Station Investor (or   LLC Units if the underwriters exercise their option to purchase additional shares in full). "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

- We will use approximately $ million of the net proceeds of this Offering to acquire   newly-issued LLC Units in Station Holdco (or   LLC Units for an aggregate of $ million if the underwriters exercise their option to purchase additional shares in full).

- The selling stockholders will sell   shares of Class A Common Stock to the purchasers in this Offering (or   shares if the underwriters exercise their option to purchase additional shares in full). We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

- We will consummate the Fertitta Entertainment Acquisition. Station Holdco will use $ million of the proceeds it receives from Station Corp. to pay a portion of the purchase price for the Fertitta Entertainment Acquisition. The balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC. Such purchase price will be payable to members of Fertitta Entertainment, which include entities affiliated with Frank J. Fertitta III, Lorenzo J. Fertitta and certain other executive officers and employees of Fertitta Entertainment. Concurrently with the consummation of the Fertitta Entertainment Acquisition, we will enter into new employment agreements or other employment relationships with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of the Fertitta Entertainment Acquisition.

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The following chart summarizes our organizational structure following the consummation of the Offering and Reorganization Transactions and the Fertitta Entertainment Acquisition. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:


Existing Owners
Public Shareholders
Members of Merging Blockers(2)
Former Station Holdco Profit Unit Holders(3)
Class B Shares(1)
• Voting rights only
• Ten votes for each outstanding share of Class B Common Stock held by an existing owner that holds at least 30% of the LLC Units immediately after this Offering and, at the relevant record date, at least 10% of the Class A Common Stock (on an as-exchanged basis)
• One vote for each other outstanding share of Class B Common Stock
Class A Shares(1)
• % of voting power in Station Casinos Corp.(2)
• One vote for each outstanding share of Class A Common Stock
• 100% of economic interests in Station Casinos Corp.
LLC Units
• % of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Economic rights only, subject to certain limited approval rights
• Together with one share of Class B Common Stock, exchangeable on a 1-for-1 basis for shares of Class A Common Stock
Station Casinos Corp.
Sole Managing Member and LLC Units
• % of the outstanding LLC Units in Station Holdco LLC(4)
• Not publicly traded
• Number of LLC Units held equals number of outstanding shares of Class A Common Stock
• 100% of voting power in Station Holdco LLC, subject to certain limited exceptions
Station Holdco LLC
Nonvoting Interests
Station Casinos LLC
Voting Interests
Operating Subsidiaries
Fertitta Entertainment

(1) Shares of Class A Common Stock and Class B Common Stock vote as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to

ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash.

(2) As part of the Offering and Reorganization Transactions, the Merging Blockers will merge with newly-formed subsidiaries of Station Corp. in the Blocker Mergers, which are intended to qualify as tax-free for U.S. federal income tax purposes. In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants held by such Merging Blocker. In the aggregate, approximately   number of shares of Class A Common Stock of Station Corp. are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The number of shares of Class A Common Stock issued in the Blocker Mergers will depend on the actual initial public offering price per share.

Assuming that all of the outstanding Warrants are exercised on a cashless basis and an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), an aggregate of   LLC Units will be issuable upon exercise of the Warrants (excluding Warrants held by the Merging Blockers).

(3) Holders of profit units issued by Station Holdco, all of whom are current or former employees of Station LLC, will receive restricted shares of Class A Common Stock issued pursuant to the terms our new Station Casinos Corp. 2016 Equity Incentive Plan in substitution for such profit units. As of September 30, 2015, an aggregate of 10,177,605 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Unit Plan, an aggregate of   restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of restricted shares of Class A Common Stock issuable in substitution for the profit units by   shares.

(4) A portion of these LLC Units will be held by subsidiaries of Station Corp. Assumes no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the shares of Class A Common Stock held by public shareholders will constitute   % of the voting power in Station Corp., (ii) holders of Class B Common Stock will have   % of the voting power of Station Corp., (iii) the LLC Units held by the existing owners will constitute   % of the outstanding LLC Units in Station Holdco, and (iv) Station Corp. will own   % of the outstanding LLC Units in Station Holdco.

Following the consummation of the Offering and Reorganization Transactions, Station Corp. will be a holding company and its sole assets will be its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. Station Corp. will operate and control all of the business and affairs of Station Holdco and its subsidiaries. Accordingly, although Station Corp. will own a minority economic interest in Station Holdco following the consummation of the Offering, Station Corp. will have 100% of the voting power and will control management of Station Holdco, subject to certain exceptions, and will have 100% of the voting power of Station LLC. The combined financial results of

50

Station Holdco and its consolidated subsidiaries (including Fertitta Entertainment) will be consolidated in our financial statements.

Station Corp. was incorporated as a Delaware corporation on September 9, 2015 and has not engaged in any business or other activities except in connection with its formation. Immediately prior to the completion of this Offering, Station Corp. intends to amend and restate its certificate of incorporation to, among other things, authorize two classes of common stock, Class A Common Stock and Class B Common Stock. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote and will have the terms described under "Description of Capital Stock." We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Station Corp.'s Class A Common Stock will be issued to investors in this Offering.

Station Holdco currently owns non-voting interests in Station LLC that represent all of the economic interests of Station LLC. The voting interests of Station LLC are held by Station Voteco. Station Voteco is owned by Robert A. Cashell Jr., who is designated as a member of Station Voteco by GACC, and an entity owned by Frank J. Fertitta III and Lorenzo J. Fertitta. Immediately prior to the consummation of this Offering, Station Voteco will transfer the voting interest of Station LLC to Station Corp. No consideration will be payable to the members of Station Voteco in connection with such transfer. Upon consummation of such transfer, Station Voteco will be dissolved.

As a result of the transactions described above:

- the investors in this Offering will collectively own   shares of our Class A Common Stock (or   shares of our Class A Common Stock if the underwriters exercise their option to purchase additional shares in full) and Station Corp. will hold   LLC Units (or   LLC Units if the underwriters exercise their option to purchase additional shares in full);

- our existing owners will hold   LLC Units (or   LLC Units if the underwriters exercise their option to purchase additional shares in full), assuming a cashless exercise of the Warrants and that all of the Warrants are exercised for LLC Units and an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

- members of the Merging Blockers will hold   shares of Class A Common Stock issuable in the Blocker Mergers;

- the investors in this Offering will collectively have   % of the voting power in Station Corp. (or   % if the underwriters exercise their option to purchase additional shares in full); and

- Station Holdco's existing owners, through their holdings of our Class B Common Stock, will have   % of the voting power in Station Corp. (or   % if the underwriters exercise their option to purchase additional shares in full).

In connection with this Offering, we will enter into an exchange agreement with the existing owners of Station Holdco. Under the exchange agreement, it is expected that the existing owners of Station Holdco (and certain permitted transferees thereof) may elect or, under certain circumstances, will be obligated, subject to certain requirements, to exchange their LLC Units, together with an equal

51

number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. As a holder exchanges its LLC Units, Station Corp.'s interest in Station Holdco will be automatically and correspondingly increased. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

The purchase of LLC Units with the net proceeds of this Offering and subsequent exchanges of LLC Units are expected to result in increases in the tax basis of the assets of Station Holdco that otherwise would not be available. These increases in tax basis may reduce the amount of tax that Station Corp. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets. In connection with the Offering and Reorganization Transactions, we will enter into a tax receivable agreement with the existing owners of Station Holdco that is expected to provide for the payment by Station Corp. to those owners of 85% of the amount of the benefits, if any, that Station Corp. realizes or is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Station Corp. and not of Station Holdco. We expect that all of the intangible assets, including goodwill, of Station Holdco at the time of this Offering allocable to LLC Units acquired or deemed acquired in taxable transactions by Station Corp. from existing owners of Station Holdco will be amortizable for tax purposes. Station Corp. and its stockholders will retain the remaining 15% of the tax benefits that Station Corp. is deemed to realize. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

All existing owners of Station Holdco other than Station Corp. also will hold shares of Class B Common Stock. Although these shares will have no economic rights, they will allow those owners of Station Holdco to exercise voting power at Station Corp., the managing member of Station Holdco. Under our amended and restated certificate of incorporation, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. Accordingly, as existing owners of Station Holdco exchange LLC Units and shares of Class B Common Stock for shares of Class A Common Stock or, at our election, for cash pursuant to the exchange agreement, the voting power afforded to them by their shares of Class B Common Stock will be correspondingly reduced. After completion of this Offering, the existing owners will beneficially own shares of Class B Common Stock that represent   % of the voting power represented by our outstanding common stock and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

We will grant registration rights to existing members of Station Holdco with respect to shares of Class A Common Stock delivered in exchange for LLC Units and shares of Class A Common Stock issued pursuant to the Blocker Mergers subject to the lock-up agreements discussed under "Underwriting (Conflicts of Interest)". In addition, such members will be entitled to request to participate in, or "piggyback" on, certain registrations of any of our securities offered for sale by us at any time after the completion of this Offering and the Principal Equityholders and GACC will be entitled to cause the Company to register the shares of Class A Common Stock they could acquire

DIVIDEND POLICY

Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $ per share of Class A Common Stock, commencing with the   quarter of   . The declaration, amount and payment of any future dividends on shares of Class A Common Stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Station Corp. is a holding company and has no material assets other than its direct and indirect equity interest in LLC Units in Station Holdco and its voting interest of Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to Station Corp., the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

The existing debt agreements of Station LLC, including those governing its credit facility and senior notes, contain restrictive covenants that limit its ability to make distributions. Because the only asset of Station Holdco is Station LLC, the limitations on such distributions will effectively limit the ability of Station Holdco to make distributions to Station Corp. In addition, any financing arrangements that we or any of our subsidiaries enter into in the future may contain similar restrictions. In addition, Station Holdco is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Station Holdco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Station Holdco, including Station LLC and its subsidiaries, are generally subject to similar legal limitations on their ability to make distributions to their members or equityholders.

Because Station Corp. must pay taxes and make payments under the tax receivable agreement, amounts ultimately distributed as dividends to holders of our Class A Common Stock are expected to be less than the amounts distributed by Station Holdco to its members on a per LLC Unit basis.

Station Holdco made distributions to its existing owners in the amount of $153.3 million and $69.2 million during 2014 and 2013, respectively. Distributions to Station Holdco's existing owners through September 30, 2015 have amounted to $188.4 million.

⊥

- the issuance of   shares of Class A Common Stock of Station Corp. in connection with this Offering;

- the issuance of   shares of Class A Common Stock of Station Corp. in connection with the Blocker Mergers;

- the issuance of   shares of Class A Common Stock upon the exchange of LLC Units and Class B Common Stock by certain existing owners;

- the issuance of   LLC Units upon an assumed cashless exercise of Warrants (other than Warrants held by the Merging Blockers);

- the issuance of an aggregate of   restricted shares of Class A Common Stock pursuant to the terms of our new Station Casinos Corp. 2016 Equity Incentive Plan in substitution for an aggregate of 10,177,605 profit units of Station LLC as of September 30, 2015 held by individuals who are our employees or former employees;

- the incurrence of $ of borrowings and the application of a portion of the proceeds of this Offering to pay the $460 million purchase price in the Fertitta Entertainment Acquisition;

- the transfer of certain assets by Fertitta Entertainment prior to, and the repayment of certain liabilities of Fertitta Entertainment in connection with, the Fertitta Entertainment Acquisition;

- the purchase by Station Corp. of LLC Units from certain of our existing owners;

- the execution of a tax receivable agreement by and between Station Corp. and Station Holdco and the recognition of a related payable under such agreement arising as a result of the purchase by Station Corp. of LLC Units from certain of our existing owners;

- the recognition of deferred tax assets related to the increase in the tax basis of the purchased LLC Units in Station Holdco as compared to their GAAP carrying value;

- the consolidation of Station Holdco and its consolidated subsidiaries into Station Corp.'s financial statements in accordance with ASC 810, pursuant to which Station Corp. will record a non-controlling interest in Station Holdco, and the resulting increase to additional paid-in capital to allocate a portion of the net proceeds from the Offering to Station Corp.;

- with regard to the unaudited pro forma condensed combined statements of operations, a provision for corporate income taxes on the income attributable to Station Corp. at an effective rate of   %, which includes a provision for U.S. Federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction;

- compensation expense associated with the grant of stock options and restricted stock to employees in connection with our new Station Casinos Corp. 2016 Equity Incentive Plan; and

- transaction expenses incurred in connection with this Offering.

We have not made an adjustment for additional accounting, legal and information technology costs that we expect to incur as a result of being a public company. As a public company, we expect our general and administrative expenses to increase in an amount that we cannot determine at this time due to greater expenses related to corporate governance, SEC reporting and other compliance matters.

The unaudited pro forma condensed combined financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional   and shares of Class A Common Stock from us and the selling stockholders, respectively, and that the shares of Class A Common Stock to be sold in this Offering are sold at $ per share of Class A Common Stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

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⊤

STATION CASINOS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2015

(in thousands)

	Station Holdco	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition		As Adjusted Before this Offering	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)		Station Corp. Pro Forma
ASSETS							
Current assets:							
Cash and cash equivalents	$ 102,648		▲		2(b) ▲		$
Restricted cash	1,067						
Receivables, net	34,543						
Inventories	8,859						
Prepaid gaming tax	20,786						
Prepaid expenses and other current assets	10,372						
Current assets of discontinued operations	196						
Assets held for sale	15,346						
Deferred tax asset	—				2(c) ▲		
Total current assets	193,817						
Property and equipment, net	2,145,485	2(a) ▲					
Goodwill	195,676						
Intangible assets, net	154,581						
Land held for development	174,320						
Investments in joint ventures	14,358						
Native American development costs	11,264						
Related party note receivable	17,382	2(a) ▲					
Other assets, net	45,936	2(a) ▲			2(d)		
Total assets	$2,952,819						$
LIABILITIES AND MEMBERS' EQUITY							
Current liabilities:							
Accounts payable	$ 21,734						$
Accrued interest payable	3,988						
Other accrued liabilities	146,185				2(d) ▲		
Current portion of long-term debt	114,770	2(a)					
Current liabilities of discontinued operations	106						
Total current liabilities	286,783						
Long-term debt, less current portion	2,086,359	2(a)			2(b)		
Deficit investment in joint venture	2,312						
Interest rate swap and other long-term liabilities, net	30,165						
Payable related to parties pursuant to tax receivable agreement	—				2(c) ▲		
Total liabilities	2,405,619						
Commitments and contingencies							
Members' equity:							
Members' equity, issued and outstanding					2(e) ▲		
Class A Common Stock, par value $0.01 per share, shares authorized; shares issued and outstanding on a pro forma basis					2(e) ▲		
Class B Common Stock, par value $0.01 per share, shares authorized; shares issued and outstanding on a pro forma basis					2(e) ▲		
Combined members' equity	531,428	2(a)			2(f) ▲		
Accumulated other comprehensive loss	(6,693)						
Total equity attributable to Station Corp.	524,735						
Noncontrolling interest	22,465				2(g) ▲		
Total members'/stockholders' equity	547,200						
Total liabilities and members'/stockholders' equity	$2,952,819						$

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STATION CASINOS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands, except for shares and per share data)

	Station Holdco	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition	As Adjusted Before this Offering	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)	Station Corp. Pro Forma
Operating revenues:					
Casino	$ 897,361	$	$	$	$
Food and beverage	239,212				
Room	112,664				
Other	70,522				
Management fees	68,782				
Gross revenues	1,388,541				
Promotional allowances	(96,925)				
Net revenues	1,291,616				
Operating costs and expenses:					
Casino	341,490				
Food and beverage	157,191				
Room	45,479				
Other	28,979				
Selling, general and administrative	320,120			3(b)	
Preopening	640				
Depreciation and amortization	127,961				
Asset impairment	11,739				
Write-downs and other charges, net	20,956				
	1,054,555				
Operating income	237,061				
Earnings from joint ventures	924				
Operating income and earnings from joint ventures	237,985				
Other (expense) income:					
Interest expense, net	(151,702)	3(a)		3(a)	
Loss on extinguishment of debt	(4,132)				
Gain on Native American development	49,074				
Change in fair value of derivative instruments	(90)				
Income before income tax expense	131,135				
Income tax expense	—		▲	3(c)	
Net income (loss) from continuing operations	131,135				
Discontinued operations	(42,548)				
Net income (loss)	88,587				
Less: net loss attributable to noncontrolling interest	(11,955)		▲	3(d)	
Net income attributable to Station Corp	$ 100,542	$	$	$	$
Supplemental pro forma net income per share data 3(e)					
Basic weighted average number of Class A Common shares outstanding					
Basic net income per share applicable to Class A Common Stock					
Diluted weighted average number of Class A Common shares outstanding					
Diluted net income per share applicable to Class A Common Stock					

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STATION CASINOS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in thousands, except for shares and per share data)

	Station Holdco	Pro Forma Adjustments Attributable to the Fertitta Entertainment Acquisition	As Adjusted Before this Offering	Pro Forma Adjustments Attributable to the Offering and Reorganization Transactions (excluding the Fertitta Entertainment Acquisition)	Station Corp. Pro Forma
Operating revenues:					
Casino	$ 683,598	$	$	$	$
Food and beverage	187,565				
Room	92,311				
Other	52,925				
Management fees	63,703				
Gross revenues	1,080,102				
Promotional allowances	(75,918)				
Net revenues	1,004,184				
Operating costs and expenses:					
Casino	257,269				
Food and beverage	121,197				
Room	34,762				
Other	19,537				
Selling, general and administrative	253,941			3(b)	
Preopening	1,121				
Depreciation and amortization	103,896				
Asset impairment	2,101				
Write-downs and other charges, net	7,446				
	801,270				
Operating income	202,914				
Earnings from joint ventures	1,070				
Operating income and earnings from joint ventures	203,984				
Other expense:	(109,030)				
Interest expense, net	(90)	3(a)		3(a)	
Loss on extinguishment of debt		▲			
Change in fair value of derivative instruments	(4)				
Income before income tax expense	94,860				
Income tax expense	—			3(c)	
Net income from continuing operations	94,860				
Discontinued operations	(171)				
Net income	94,689				
Less: net income attributable to noncontrolling interest	5,730			3(d)	
Net income attributable to Station Corp	$ 88,959	$	$	$	$
Supplemental pro forma net income per share data 3(e)					
Basic weighted average number of Class A Common shares outstanding					
Basic net income per share applicable to Class A Common Stock					
Diluted weighted average number of Class A Common shares outstanding					
Diluted net income per share applicable to Class A Common Stock					

64

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and the Offering

We derived the unaudited pro forma condensed combined financial information set forth below through the application of pro forma adjustments to the historical combined financial statements of Station Holdco included elsewhere in this prospectus. We have historically operated our business through Station LLC under management agreements with Fertitta Entertainment. Our predecessor entity for accounting purposes is Station Holdco. The combined financial statements of Station Holdco comprise the financial statements of Station Holdco, Station Voteco, Station LLC, and Fertitta Entertainment and their respective consolidated subsidiaries. The following unaudited pro forma condensed combined financial information gives pro forma effect to the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure" and "Use of Proceeds" and the Fertitta Entertainment Acquisition, including the transfer of certain assets and repayment of certain liabilities of Fertitta Entertainment not included in the Fertitta Entertainment Acquisition, as if such transactions occurred on January 1, 2014 in the case of the condensed combined statement of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015, and on September 30, 2015 in the case of the condensed combined balance sheet as of September 30, 2015, and are based on available information and certain assumptions we believe are reasonable, but are subject to change. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined statements of operations and unaudited pro forma condensed combined balance sheet.

For the year ended December 31, 2014 and for the nine months ended September 30, 2015, and on September 30, 2015, Station Holdco represented all of our operations and held all of our assets and liabilities. Station Corp. was incorporated September 9, 2015 and has not conducted any operations. Station Corp. does not have any assets or liabilities. Accordingly, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 and the unaudited pro forma condensed combined balance sheet as of September 30, 2015 present the historical financial condition of the Predecessor as a starting point for the pro forma presentation. As described in "The Reorganization of Our Corporate Structure," Station Corp. will become the sole managing member of Station LLC. The unaudited pro forma condensed combined balance sheet and condensed combined statements of operations are based on the historical combined balance sheet and statements of operations of Station Holdco and related adjustments.

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the effect of the following pro forma adjustments:

(a) We determined the Fertitta Entertainment Acquisition will constitute an acquisition of an entity under common control which will not require the application of the acquisition method of accounting under Accounting Standards Codification ("ASC") 805, *Business Combinations*. On April 30, 2012, Station Holdco and Fertitta Entertainment and their respective consolidated subsidiaries became under the common control of brothers Frank J. Fertitta III and Lorenzo J. Fertitta, who collectively hold more than 50% of their voting and economic interests. Accordingly, the column representing the historical financial information of Station Holdco, our predecessor for accounting purposes, represents the effect of the retrospective combination of the financial statements of Station Holdco and Fertitta Entertainment for all periods subsequent to April 30, 2012. The pro forma adjustments reflect the transfer of related party notes receivable and certain other assets of Fertitta Entertainment prior to the consummation of the Fertitta Entertainment Acquisition and the repayment of all amounts

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

outstanding under the Fertitta Entertainment credit facility substantially concurrently with the consummation of the Fertitta Entertainment Acquisition. As a result of such transactions, we did not acquire such assets and liabilities in connection with the Fertitta Entertainment Acquisition.

(b) Reflects the net effect on cash and cash equivalents of the receipt of gross proceeds of $ from the Offering, based on an assumed initial public offering price of $ per share of Class A Common Stock, which is the midpoint of the price range listed on the cover page of this prospectus, a portion of which will be used to acquire newly-issued LLC Units in Station Holdco, which intends to contribute a portion of such proceeds to Station LLC to pay a portion of the purchase price for the Fertitta Entertainment Acquisition. Station Corp. intends to use the remaining net proceeds to purchase LLC Units from certain of Station LLC's existing owners. A $ increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds we receive from this Offering by approximately $, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting offering expenses. See "Use of Proceeds."

Cash adjustments are as follows (in thousands):

Station Corp. cash from capitalization	$
plus:	
Gross proceeds from this Offering	
plus:	
Borrowings under Station Casinos revolving credit facility	
less:	
Consideration for the Fertitta Entertainment Acquisition	
Underwriting discounts and commissions	
Purchase of LLC Units from existing owners	
Professional fees and expenses related to this Offering	
	$

(c) Pro forma adjustments reflect the effects of the tax receivable agreement on our combined balance sheet as a result of Station Corp.'s purchase of LLC Units from certain existing owners. Pursuant to the tax receivable agreement, Station Corp. will be required to make cash payments to these existing owners equal to 85% of the savings, if any, in U.S. federal, state and local taxes that Station Corp. actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which Station Corp. may become entitled. These tax benefit payments are not necessarily conditioned upon one or more of the existing owners maintaining a continued ownership interest in either Station Holdco or Station Corp. Station Corp. expects to benefit from the remaining 15% of the tax benefits, if any, that it may actually realize.

Pursuant to the terms of the exchange agreement that we will enter into in connection with the Offering and Reorganization Transactions, holders of LLC Units will have the right to exchange their LLC Units for shares of Class A Common Stock or cash, at our election. Any exchanges of LLC Units for shares of Class A Common Stock pursuant to the exchange

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

agreement may result in increases in the tax basis of the tangible and intangible assets of Station Holdco (85% of the realized tax benefits from which will be due to the exchanging LLC Unit holders and recorded as an additional payable pursuant to the tax receivable agreement) that otherwise would not have been available. Certain of our existing holders will exercise their rights to exchange LLC Units and shares of Class B Common Stock for shares of Class A Common Stock in connection with this Offering. Pro forma adjustments reflect the effects of the tax receivable agreement on our combined balance sheet as a result of the exchanges made in connection with this Offering. Exchanges and the resulting effects of the tax receivable agreement on our combined financial statements have not been reflected in the unaudited pro forma condensed combined financial statements.

As a result, as of the date of Station Corp.'s purchase of LLC Units from existing owners in this Offering and exchanges of LLC Units and shares of Class B Common Stock in connection with this Offering, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders' equity of $. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated and are based on the assumption that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments is as follows:

- we will record an increase of $ in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased LLC Units, based on an effective income tax rate of   % (which includes a provision for U.S. federal, state, and local income taxes);

- we will record $ which represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the tangible and intangible assets of Station Holdco on the date of this Offering related to the purchased LLC Units as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability due to existing owners under the tax receivable agreement; and

- we will record an increase to additional paid-in capital of $, relating to (x) the Blocker Mergers and (y) the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement (see note (g)).

(d) Offering expenses are estimated to be approximately $. Of this amount approximately $ are expected to be deducted from the proceeds received by Station Corp. in this Offering (see (c) above). As of September 30, 2015, we had incurred $ of offering expenses of which $ is recorded in accrued liabilities. Included in other assets are deferred offering expenses of $ that were paid as of September 30, 2015. We recorded an adjustment to accrued liabilities for additional offering expenses of $ that we estimate we will pay after September 30, 2015.

(e) Reflects the Offering and Reorganization Transactions, as described under "The Reorganization of Our Corporate Structure," including (i) the elimination of existing

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⊤

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments (Continued)

members' equity of $ in consolidation of Station Holdco into the financial statements of Station Corp., (ii) the issuance of shares of Class B Common Stock to Station Holdco's existing owners, (iii) the issuance of shares of Class A Common Stock in the Blocker Mergers (iv) the issuance of shares of Class A Common Stock in this Offering for $ million.

(f) In connection with the Offering and Reorganization Transactions, the following pro forma adjustments were recorded to additional paid-in capital.

Gross proceeds received by Station Corp. from this offering	$
Offering expenses, excluding $ recorded in accrued liabilities which will be expensed	
Par value of Class A Common Stock issued	
Consideration for the Fertitta Entertainment Acquisition, accounted for as cash distributions	
Purchase of LLC Units from existing owners	
Acquisition of non-controlling interest of Station Holdco (see note (g))	
Increase to additional paid-in capital for an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement	
	$

(g) After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," our only material asset will be the direct and indirect ownership of   % of the LLC Units and voting interest in Station LLC and our only business will be to act as the sole managing member of Station Holdco. Therefore, pursuant to ASC 810 *Consolidations*, we will consolidate the financial results of Station Holdco into our financial statements. The ownership interests of the other members of Station Holdco will be accounted for as a non-controlling interest in our financial statements after this Offering. Immediately following this Offering, the non-controlling interest will represent   % of the outstanding LLC Units.

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

The Unaudited Pro Forma Condensed Combined Statements of Operations reflect the effect of the following pro forma adjustments:

(a) In connection with the repayment of indebtedness outstanding under the Fertitta Entertainment credit facility and the incurrence of additional debt to pay a portion of the

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments (Continued)

purchase price for the Fertitta Entertainment Acquisition, the following pro forma adjustments were recorded to interest expense, net.

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
Elimination of historical interest expense related to the Fertitta Entertainment credit agreement.	$	$
Addition of interest expense associated with borrowings under Station LLC credit facilities.		
	$	$

A hypothetical 0.125% increase or decrease in the weighted average interest rate would increase or decrease interest expense associated with borrowings under Station LLC credit facilities by approximately $ for the year ended December 31, 2014 and $ for the nine months ended September 30, 2015, respectively.

(b) In connection with the Offering and Reorganization Transactions, the following pro forma adjustments were recorded to selling, general and administrative expense for the nine months ended September 30, 2015.

Grant of stock options and restricted stock to employees in connection with our new Station Casinos Corp. 2016 Equity Incentive Plan in connection with this Offering	$
Adjustment for offering expenses of $ that were expensed for the nine months ended September 30, 2015	
	$

No offering expenses were incurred for the year ended December 31, 2014. A pro forma adjustment of $ was recorded for the grant of stock options and restricted shares of Class A Common Stock to employees in connection with our new Station Casinos Corp. 2016 Equity Incentive Plan in connection with this Offering to selling, general and administrative expense for the year ended December 31, 2014.

In connection with the Offering, restricted shares of Class A Common Stock will be issued to certain employees or former employees in substitution of profit units held by those individuals in Station Holdco. The fair value of the replacement awards is equal to the fair value of the awards cancelled and no incremental stock-based compensation adjustment was recorded in the unaudited pro forma condensed combined statement of operations.

(c) Following the Offering and Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Station Holdco, which will result in higher income taxes. As a result, the pro forma statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of   %, which includes provision for U.S. federal

69

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments (Continued)

income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	%
State and local rate	%
Rate benefit from flow-through entity	%
Pro forma tax rate	%

Tax rules generally require that pre-transaction built-in-gains are allocated back to the historical LLC members. Accordingly, our effective tax rate includes a rate benefit attributable to the fact that, after this transaction, approximately   % of Station Corp.'s earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and be the obligation of, the members of Station Holdco holding the non-controlling interests. Thus the pro forma effective tax rate on the portion of income attributable to Station Corp. is expected to be   %.

(d) After the Offering and Reorganization Transactions, as described in "The Reorganization of Our Corporate Structure," Station Corp. will become the sole managing member of Station Holdco and will initially have a minority economic interest in Station Holdco but will have 100% of the voting power and control the management of Station Holdco. Immediately following the Offering, the non-controlling interest, representing the ownership interests of the other members of Station Holdco, will be   %. Net income attributable to the non-controlling interest holders of Station Holdco represents   % of income before provision for income taxes, as well as non-controlling interest holders of Station LLC.

(e) Basic and diluted pro forma income per share does not consider Class B Common Stock as these shares do not participate in earnings of Station Corp. As a result, the shares of Class B Common Stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma net income per share. Diluted pro forma income per share is calculated using the treasury stock method with respect to restricted stock and stock options, and the if-converted method for the exchange of LLC Units and Class B Common Stock for an equal number of Class A Common Stock.

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⊥

Gaming revenue measures:

- Slot handle, which means the dollar amount wagered in slot machines, and table game drop, which means the total amount of cash and net markers issued that are deposited in table games drop boxes. Slot handle and table game drop are measures of volume.

- Win represents the amount of wagers retained by us and recorded as casino revenue.

- Hold represents win as a percentage of slot handle or table games drop.

As our customers are primarily Las Vegas residents, our hold percentages are generally consistent from period to period. Fluctuations in our casino revenue are primarily due to the volume and spending levels of customers at our properties.

Food and beverage revenue measures:

- Average guest check, which means the average amount spent per customer visit and is a measure of volume and product offerings.

- Number of guests served is an indicator of volume.

Room revenue measures:

- Occupancy is calculated by dividing total occupied rooms, including complimentary rooms, by total rooms available.

- Average daily rate ("ADR") is calculated by dividing total room revenue, which includes the retail value of complimentary rooms, by total rooms occupied, including complimentary rooms.

- Revenue per available room is calculated by dividing total room revenue by total rooms available.

Effects of the Reorganization of Our Corporate Structure

Station Corp. was formed for the purpose of this Offering and has engaged to date only in activities in contemplation of this Offering. Station Corp. will be a holding company that has no material assets other than its direct and indirect equity interest in Station Holdco and its voting interest in Station LLC. For more information regarding our reorganization and holding company structure, see "The Reorganization of Our Corporate Structure." Upon completion of this Offering, all of our business will be conducted through Station Holdco and its subsidiaries, and the financial results of Station Holdco and its consolidated subsidiaries will be included in the consolidated financial statements of Station Corp.

Prior to the Offering and Reorganization Transactions, Station Holdco was not subject to any entity-level federal income taxation. As a result, the members of Station Holdco paid taxes with respect to their allocable shares of its net taxable income. Following the Offering and Reorganization Transactions, all of the earnings of Station Corp. will be subject to federal income taxation.

We expect that exchanges of LLC Units, as well as the initial purchase with the net proceeds of this Offering of LLC Units from certain of our existing owners, will result in increases in the tax basis in our share of the tangible and intangible assets of Station LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Station Corp. would otherwise be required to pay in the future. The tax receivable agreement will require us to pay 85% of the amount of benefits, if any, that we realize (or are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed above) to the existing holders of LLC Units (and their permitted transferees). Furthermore, payments under the tax receivable agreement will give rise to additional tax

⊤

stockholders to the extent that such dividends are declared by the board of directors of Station Corp. As a result, we expect that the restrictions on distributions contained in the Indenture governing our Notes and our Credit Facility will not adversely impact the liquidity of Station Corp. in the foreseeable future. However, there can be no assurance that such restrictions will not impact the liquidity of Station Corp. in future periods.

Dividend Policy

Following this Offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A Common Stock initially equal to $ per share of Class A Common Stock, commencing with the   quarter of   . The declaration, amount and payment of any future dividends on shares of our Class A Common Stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time.

Station Casinos Corp. is a holding company and has no material assets other than its direct and indirect ownership of LLC Units in Station Holdco and its voting interest in Station LLC. We intend to cause Station Holdco to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Station Holdco makes such distributions to us, the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

The existing debt agreements of Station LLC, including those governing its credit facility and senior notes, contain restrictive covenants that limit its ability to make distributions. Because the only asset of Station Holdco is Station LLC, the limitations on such distributions will effectively limit the ability of Station Holdco to make distributions to Station Corp. In addition, any financing arrangements that we or any of our subsidiaries enter into in the future may contain similar restrictions. Furthermore, Station Holdco's ability to pay dividends may be limited by applicable provisions of Delaware law and subsidiaries of Station Holdco, including Station LLC and its subsidiaries, are generally subject to similar legal limitations on their ability to make distributions to their members or equityholders. See "Risk Factors—Risks Related to Ownership of our Class A Common Stock and This Offering—We may not have sufficient funds to pay dividends on our Class A Common Stock" and "Dividend Policy."

Capital Resources

Cash.   At September 30, 2015, we had $102.6 million in cash and cash equivalents, which is primarily used for the day-to-day operations of our properties.

Revolving Credit Facility.   At September 30, 2015, Station LLC's borrowing availability under its revolving credit facility was $271.8 million, subject to continued compliance with the terms of the Credit Facility, which is net of outstanding letters of credit and similar obligations totaling $33.2 million. Subject to obtaining additional commitments under the Credit Facility, Station LLC has the ability to increase its borrowing capacity thereunder in an aggregate principal amount not to exceed the greater of (a) $350 million and (b) an unlimited amount, if certain conditions are met and pro forma first lien leverage is less than or equal to 4.5x. Station LLC's ability to incur additional debt pursuant to such increased borrowing capacity is subject to compliance with the covenants in the Credit Facility and the indenture, including pro forma compliance with the financial covenants contained in the Credit Facility, and compliance with the covenants contained in the Credit Facility and the Indenture limiting the ability of Station LLC to incur additional indebtedness.

nonrestricted gaming operations at Barley's. Greens Café, LLC ("GC") is licensed to conduct nonrestricted gaming operations at The Greens, and Sunset GV, LLC ("SGV") is licensed to conduct nonrestricted gaming operations at Wildfire Lanes. A license to conduct "nonrestricted" operations is a license to conduct an operation of (i) at least 16 slot machines, (ii) any number of slot machines together with any other game, gaming device, race book or sports pool at one establishment, (iii) a slot machine route, (iv) an inter-casino linked system, or (v) a mobile gaming system. SC SP 4 LLC holds a restricted gaming license. We are required to periodically submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all material loans, leases, sales of securities and similar financing transactions by us and our licensed or registered subsidiaries must be reported to or approved by the Nevada Commission and/or the Nevada Board.

We are required to periodically submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all material loans, leases, sales of securities and similar financing transactions by us and our licensed or registered subsidiaries must be reported to or approved by the Nevada Commission and/or the Nevada Board.

We have applied for a finding of suitability to indirectly own the equity interests in our licensed and registered subsidiaries (the "Gaming Subsidiaries") and for registration by the Nevada Commission as a publicly traded corporation for purposes of the Nevada Act (a "Registered Corporation"). As a Registered Corporation, we will be required to periodically submit detailed financial and operating reports to the Nevada Board and provide any other information the Nevada Board may require. No person may become a more than 5% stockholder or holder of more than a 5% interest in, or receive any percentage of gaming revenue from the Gaming Subsidiaries without first obtaining licenses, approvals and/or applicable waivers from the Nevada Gaming Authorities. Substantially all material loans, leases, sales of securities and similar financing transactions by us and our Gaming Subsidiaries must be reported to or approved by the Nevada Gaming Authorities.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation or its licensed subsidiaries, in order to determine whether such individual is suitable or should be licensed as a business associate of a Registered Corporation or a gaming licensee. Officers, directors and certain key employees of our licensed subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, managers and key employees who are actively and directly involved in gaming activities of our licensed subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue to have a relationship with us or our licensed subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require our licensed subsidiaries to terminate the employment of any person who refuses to file the appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

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If it were determined that the Nevada Act was violated by a licensed subsidiary, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, our licensed subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate our properties, and under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the licensed subsidiaries or the appointment of a supervisor could (and revocation of any such gaming license would) have a material adverse effect on our gaming operations.

Any beneficial owner of our equity securities, regardless of the number of shares owned, may be required to file an application, may be investigated, and may be required to obtain a finding of suitability as a beneficial owner of our securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial owner of our equity securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners, to the Nevada Board. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act provides that persons who acquire beneficial ownership of more than 5% of the voting or non-voting securities of a Registered Corporation must report the acquisition to the Nevada Commission. The Nevada Act also requires that beneficial owners of more than 10% of the voting securities of a Registered Corporation must apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. An "institutional investor," as defined in the Nevada Commission's regulations, which acquires beneficial ownership of more than 10%, but not more than 25%, of our voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances, hold up to 29% of our voting securities and maintain its waiver for a limited period of time. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management policies or our operations, or any of our gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission, or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity holder who is found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common equity of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be an equity holder or to have any other relationship with us or our licensed or registered subsidiaries, we (i) pay that person any dividend or interest upon our securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay

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remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his securities including, if necessary, the immediate purchase of said securities for the price specified by the relevant gaming authority or, if no such price is specified, the fair market value as determined by the board of directors of Station Corp. The purchase may be made in cash, notes that bear interest at the applicable federal rate or a combination of notes and cash. Additionally, the CCLGLB has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We are required to maintain a current membership interest ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. Failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner.

We may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. We have applied for Nevada Commission approval of the Offering addressed in this registration statement. We have also applied to the Nevada Commission for prior approval, subject to certain conditions, to make public offerings of securities for a period of three years (the "Shelf Approval"). The Shelf Approval, if granted, will also apply to any affiliated company wholly owned by us which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval, if granted, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval, if granted, will not constitute a finding, recommendation or approval by any of the Nevada Gaming Authorities as to the accuracy or adequacy of any offering memorandum or the investment merits of the securities offered thereby. Any representation to the contrary is unlawful.

Changes in control of the Company through merger, consolidation, stock or asset acquisitions (including stock issuances in connection with restructuring transactions), management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission that they meet a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling equity holders, officers, managers and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming

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licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of re-capitalization proposed by the Registered Corporation's board of directors or similar governing entity in response to a tender offer made directly to the Registered Corporation's equity holders for the purpose of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A live entertainment tax is also paid by casino operations where admission charges are imposed for entry into certain entertainment venues. Nevada licensees that hold a license as an operator of a slot route, or manufacturer's or distributor's license also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the grounds of unsuitability or whom a court in the state of Nevada has found guilty of cheating. The loss or restriction of our gaming licenses in Nevada would have a material adverse effect on our business and could require us to cease gaming operations in Nevada.

Nevada Liquor Regulations

There are various local ordinances and regulations as well as state laws applicable to the sale of alcoholic beverages in Nevada. Palace Station, Wildfire Rancho, Wildfire Valley View and Santa Fe Station are subject to liquor licensing control and regulation by the Las Vegas City Council. Red Rock, Boulder Station and Wild Wild West are subject to liquor licensing control and regulation by the CCLGLB. Texas Station and Fiesta Rancho are subject to liquor licensing control and regulation by the North Las Vegas City Council. Sunset Station, Green Valley Ranch, Fiesta Henderson, Barley's, Wildfire Sunset, Wildfire Boulder, The Greens, Wildfire Anthem, Wildfire Lanes and Wildfire Lake Mead are subject to liquor licensing control and regulation by the Henderson City Council. All liquor licenses are revocable and are, in some jurisdictions, not transferable. The agencies involved have full will obtain all of the necessary licenses, approvals and findings of suitability or that our officers, directors, key employees, other affiliates and certain other stockholders will satisfy the suitability requirements in one or more jurisdictions, or that such licenses, approvals and findings of suitability, if obtained, will not be revoked, limited, suspended or not renewed in the future. We may be required to submit detailed financial and operating reports to Regulatory Authorities.

Failure by us to obtain, or the loss or suspension of, any necessary licenses, approval or findings of suitability would prevent us from conducting gaming operations in such jurisdiction and possibly in other jurisdictions, which may have an adverse effect on our results of operations.

Anti-Money Laundering Laws

Our services are generally subject to federal anti-money laundering laws, including the Bank Secrecy Act, as amended by the USA PATRIOT Act, and similar state laws. On an ongoing basis, these laws require us, among other things, to: (i) report large cash transactions and suspicious activity; (ii) screen transactions against the U.S. government's watch-lists, such as the watch-list maintained by the Office of Foreign Assets Control; (iii) prevent the processing of transactions to or from certain countries, individuals, nationals and entities; (iv) identify the dollar amounts loaded or transferred at any one time or over specified periods of time, which requires the aggregation of information over multiple transactions; (v) gather and, in certain circumstances, report customer information; (vi) comply with consumer disclosure requirements; and (vii) register or obtain licenses with state and federal agencies in the United States and seek registration of any retail distributors when necessary.

Anti-money laundering regulations are constantly evolving. We continuously monitor our compliance with anti-money laundering regulations and implement policies and procedures to make our business practices flexible, so we can comply with the most current legal requirements. We cannot predict how these future regulations might affect us. Complying with future regulation could be expensive or require us to change the way we operate our business.

Environmental Matters

Although we are currently involved in monitoring activities at a few of our sites due to historical or nearby operations, compliance with federal, state and local laws and regulations relating to the protection of the environment to date has not had a material effect upon our capital expenditures, earnings or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our future operations.

Employees

As of November 30, 2015, we had approximately 11,670 employees, including employees of our 50% owned properties. None of our casino properties are currently subject to any collective bargaining agreement or similar arrangement with any union. However, union activists have actively sought to organize employees at certain of our properties in the past, and we believe that such efforts are ongoing at this time.

MANAGEMENT AND DIRECTORS

The following table sets forth certain information concerning the executive officers of Station Holdco as of the date of this prospectus. We expect the current executive officers to act in the same capacities for Station Corp. We expect the following individuals listed as directors will serve on the board of directors of Station Corp., all of whom are either members of the board of directors of Station Holdco or board of managers of Station LLC.

Name	Age	Position
Frank J. Fertitta III(*) . .	53	Chairman of Board of Directors and Chief Executive Officer
Stephen L. Cavallaro . . .	57	Executive Vice Chairman
Richard J. Haskins	51	President
Marc J. Falcone	42	Executive Vice President, Chief Financial Officer and Treasurer
Daniel J. Roy	56	Executive Vice President and Chief Operating Officer
Lorenzo J. Fertitta(*) . . .	46	Director
Robert A. Cashell, Jr. . .	50	Director
James E. Nave, D.V.M. .	71	Director
Robert E. Lewis	70	Director

(*) Frank J. Fertitta III and Lorenzo J. Fertitta are brothers.

The following is a biographical summary of the experience of our directors and executive officers:

Frank J. Fertitta III.   Mr. Fertitta has served as Chief Executive Officer of the Company since June 2011, Chief Executive Officer of Fertitta Entertainment since April 2011, and Chief Executive Officer of Station Corp. and the Chairman of Station Corp.'s board of directors since October 5, 2015, and a member of Station Holdco's board of directors since June 2011. Mr. Fertitta also served as President of the Company from January 2011 to October 2012. Mr. Fertitta served as Chairman of the board of directors of STN from February 1993, Chief Executive Officer of STN from July 1992 and President of STN from July 2008, in each case through June 17, 2011, Mr. Fertitta also served as President of STN from 1989 until July 2000. He has held senior management positions since 1985, when he was named General Manager of Palace Station. He was elected a director of STN in 1986, at which time he was also appointed Executive Vice President and Chief Operating Officer. Mr. Fertitta is a co-owner of Fertitta Entertainment and Zuffa, LLC which is the parent company of the Ultimate Fighting Championship, a martial arts promotion organization. We believe that Mr. Fertitta's experience and business expertise in the gaming industry, as well as his position as one of our principal equityholders, give him the qualifications and skills to serve on the board of directors of Station Corp.

Stephen L. Cavallaro.   Mr. Cavallaro has served as Executive Vice Chairman of Station Corp. since October 5, 2015, President of the Company and Fertitta Entertainment since October 2012, and as Chief Operating Officer of the Company and Fertitta Entertainment since June 2013. Mr. Cavallaro served as the Chairman, President and Chief Executive Officer of Cavallaro Consulting Group from 2005 to 2012. From 2001 to 2004, Mr. Cavallaro was Executive Vice President and Chief Operating Officer of Station Casinos, Inc. From 2000 to 2001, he served as Chairman, President and CEO of Cavallaro Consulting Group. Mr. Cavallaro served as President and Chief Executive Officer of Travelscape.com from 1999 to 2000. Mr. Cavallaro served as Executive Vice President and Chief Operating Officer of Harveys Casino Resorts from 1996 to 1999. From 1994 to 1995, he served as Senior Vice President and General Manager of Hard Rock Hotel & Casino.

Richard J. Haskins.   Mr. Haskins has served as President of Station Corp. since October 5, 2015 and Executive Vice President, General Counsel and Secretary of the Company and Fertitta Entertainment since January 2011 and April 2011, respectively. Mr. Haskins served as Executive Vice President and Secretary of STN from July 2004 and served as General Counsel of STN from April

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effective in connection with the Offering, the number of directors on the board of directors of Station Corp. will be determined from time to time by the board of directors of Station Corp. or by shareholder vote. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the board of directors of Station Corp., except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The directors will serve for a one-year term. There will be no limit on the number of terms a director may serve on our board of directors. Directors may be removed, with or without cause, upon the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation also provides that any vacancy on the board of directors may be filled by a majority of the directors then in office.

The board of directors of Station Corp. and its committees will have supervisory authority over Station Corp. and Station Holdco.

Director Independence

Under the listing requirements and rules of NASDAQ, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of its initial public offering. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under NASDAQ rules, a director will only qualify as an "independent director" if such person is not an executive officer or employee of the listed company and, in the opinion of that company's board of directors, that person does not otherwise have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Upon completion of this Offering, we will be a "controlled company" under the rules of NASDAQ. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors. Although we expect that a majority of the members of our board of directors will be independent and that our compensation and nominating and corporate governance committees will be comprised entirely of independent directors, in the future we may elect not to comply with certain corporate governance requirements that are not applicable to controlled companies.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Committees of the Board

Audit

Upon completion of this Offering, our Audit Committee will consist of Dr. James E. Nave, D.V.M., Robert E. Lewis and Robert A. Cashell, Jr. We expect that the board of directors of Station Corp. will determine that Dr. Nave qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Dr. Nave and Messrs. Lewis and Cashell are "independent" for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under applicable listing standards. We expect that the board of directors of Station Corp. will determine that the composition of its Audit Committee satisfies the independence requirements of the SEC and the applicable listing standards.

Our Audit Committee charter will require that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary responsibilities and functions of our Audit Committee will be, among other things, as follows:

- approve in advance all auditing services, including the provision of comfort letters in connection with securities offerings and various non-audit services permitted by applicable law to be provided to the Company by its independent auditors;

- evaluate our independent auditor's qualifications, independence and performance;

- determine and approve the engagement and compensation of our independent auditor;

- meet with our independent auditor to review and approve the plan and scope for each audit and review and recommend action with respect to the results of such audit;

- annually evaluate our independent auditor's internal quality-control procedures and all relationships between the independent auditor and the Company which may impact their objectivity and independence;

- monitor the rotation of partners and managers of the independent auditor, as required;

- review our consolidated financial statements;

- review our critical accounting policies and estimates, including any significant changes in the Company's selection or application of accounting principles;

- review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

- resolve any disagreements between management and the independent auditor regarding financial reporting;

- review and discuss with the Company's independent auditor and management the Company's audited financial statements, including related disclosures;

- discuss with our management and our independent auditor the results of our annual audit and the review of our audited financial statements;

- establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- retain, in its sole discretion, its own separate advisors.

Compensation

Our compensation committee consists of Dr. James E. Nave, D.V.M., Robert E. Lewis and Robert A. Cashell, Jr. Our board of directors has determined that each of these directors is independent under applicable listing standards and qualifies as a non-employee director for purposes of Rule 16b-3 under the Exchange Act.

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Pursuant to its charter, the primary responsibilities and functions of our compensation committee are, among other things, as follows:

- evaluate the performance of executive officers in light of certain corporate goals and objectives and determine and approve their compensation packages;

- recommend to the board of directors new compensation programs or arrangements if deemed appropriate;

- recommend to the board of directors compensation programs for directors based on the practices of similarly situated companies;

- counsel management with respect to personnel compensation policies and programs;

- review and approve all equity compensation plans of the Company;

- oversee the Company's assessment of any risks arising from its compensation programs and policies likely to have a material adverse effect on the Company;

- prepare an annual report on executive compensation for inclusion in our proxy statement; and

- retain, in its sole discretion, its own separate advisors.

Nominating and Corporate Governance

Our nominating and governance committee consists of Dr. James E. Nave, D.V.M., Robert E. Lewis and Robert A. Cashell, Jr. Our board of directors has determined that each of these directors is independent under applicable listing standards and qualifies as a non-employee director for purposes of Rule 16b-3 under the Exchange Act.

Pursuant to its charter, the primary responsibilities and functions of our nominating and corporate governance committee are, among other things, as follows:

- establish standards for service on our board of directors and nominating guidelines and principles;

- identify, screen and review qualified individuals to be nominated for election to our board of directors and to fill vacancies or newly created board positions;

- assist the board of directors in making determinations regarding director independence as well as the financial literacy and expertise of Audit Committee members and nominees;

- establish criteria for committee membership and recommend directors to serve on each committee;

- consider and make recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

- conduct an annual evaluation and review of the performance of existing directors;

- review and monitor compliance with, and the effectiveness of, the Company's Corporate Governance Guidelines and its Code of Business Conduct and Ethics;

- monitor our corporate governance principles and practices and make recommendations to our board of directors regarding governance matters, including the certificate of incorporation, our bylaws and charters of our committees; and

- retain, in its sole discretion, its own separate advisors.

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Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Board Leadership Structure

Our current leadership structure permits the roles of Chairman of the Board and Chief Executive Officer to be filled by the same or different individuals. Frank J. Fertitta III is Chairman of the board of directors and Chief Executive Officer of Station Corp. Our board of directors has determined this structure to be in the best interests of the Company and its stockholders at this time due to Mr. Fertitta's extensive knowledge of the Company and the gaming industry, as well as fostering greater communication between our management and the board of directors.

Furthermore, Dr. James E. Nave, D.V.M. has been designated as our lead independent director. As the board's lead independent director, Dr. Nave holds a critical role in assuring effective corporate governance and in managing the affairs of our board of directors. Among other responsibilities, Dr. Nave will:

- preside over executive sessions of the board of directors and over board meetings when the Chairman of the Board is not in attendance;

- consult with the Chairman of the Board and other board members on corporate governance practices and policies, and assume the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership;

- meet informally with other outside directors between board meetings to assure free and open communication within the group of outside directors;

- assist the Chairman of the Board in preparing the board agenda so that the agenda includes items requested by non-management members of our board of directors;

- administer the annual board evaluation and reporting the results to the Nominating and Corporate Governance Committee; and

- assume other responsibilities that the non-management directors might designate from time to time.

The board of directors will periodically review the leadership structure and may make changes in the future.

Board Risk Oversight

The board of directors will be actively involved in oversight of risks that could affect the Company. The board of directors expects to satisfy this responsibility through full reports by each committee chair (principally, the Audit Committee chair) regarding such committee's considerations and actions, as well as through regular reports directly from the officers responsible for oversight of particular risks within the Company.

The Audit Committee will be primarily responsible for overseeing the risk management function at the Company on behalf of the board of directors. In carrying out its responsibilities, the Audit Committee will work closely with management. The Audit Committee will meet at least quarterly with members of management and, among things, receive an update on management's assessment of risk exposures (including risks related to liquidity, credit and operations, among others). The Audit Committee chair will provide periodic reports on risk management to the full board of directors.

In addition to the Audit Committee, the other committees of the board of directors will consider the risks within their areas of responsibility. For example, the Compensation Committee will consider the risks that may be implicated by the Company's executive compensation programs. The Company does not believe that risks relating to its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Code of Ethics and Business Conduct

The board of directors has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to all directors, employees and officers of the Company. The Code of Ethics will constitute the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions applicable to the Company's directors and executive officers, on the Company's website at www.sclv.com.

The Code of Ethics will be available on the Company's website at www.sclv.com. In addition, printed copies of the Code of Ethics will be available upon written request to Investor Relations, Station Casinos Corp., 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an officer or employee of the Company or any of its subsidiaries. None of the Company's named executive officers (as set forth under "Executive Compensation") has ever served as a director or member of the Compensation Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served in either of those capacities for the Company.

Stockholder Communications with the Board of Directors

Stockholders may send communications to our board of directors by writing to Station Casinos Corp., 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135, Attention: Board of Directors.

⊥

The FE NEO Employment Agreements provide that the FE NEOs are also entitled to certain other benefits and perquisites in addition to those made available to Fertitta Entertainment's management generally. Perquisites include, but are not limited to, four weeks of vacation per year for Messrs. Falcone and Haskins and five weeks of vacation per year for Mr. Cavallaro.

The Company entered into an employment agreement with Mr. Roy on January 1, 2014. Mr. Roy's employment agreement provides for a five-year term, subject to automatic one-year extensions unless either party gives notice at least 30 days prior to the end of the then-current term or unless the employment agreement is otherwise terminated pursuant to its terms.

Mr. Roy's employment agreement provides for a base salary (to be reviewed annually and which may be increased) and an annual bonus, pursuant to our discretionary bonus plan, with a target amount equal to 100% of Mr. Roy's annual base salary. Mr. Roy's actual annual bonus amount is based upon the achievement of certain goals and objectives, as well as our overall performance. Mr. Roy's employment agreement entitles him to certain other benefits and perquisites in addition to those made available to our salaried employees generally. Perquisites for Mr. Roy include, but are not limited to, four weeks of vacation per year.

For a discussion of the benefits to be paid to the Named Executive Officers upon termination of their Employment Agreements, please see the section entitled "Potential Payments Upon Termination of Employment" below.

Equity-Based Compensation

Following the consummation of the Restructuring Transactions, long-term incentive compensation was provided to the FE NEOs in the form of an indirect interest in non-voting limited liability company membership interests in Fertitta Entertainment and FI Station Investor. The purpose of the indirect interest in membership interests of Fertitta Entertainment (the "FE Profit Units") and FI Station Investor (the "FI Profit Units" and, together with the FE Profit Units, the "FE NEO Profit Units") is to allow certain officers and members of our management to participate in our long-term growth and financial success through indirect ownership of an interest in Fertitta Entertainment, the manager of our properties, and FI Station Investor, an indirect owner of a majority equity interest in the Company. Each FE NEO (with the exception of Mr. Fertitta) has received an award of FE Profit Units and FI Profit Units.

The FE Profit Units held by Messrs. Haskins and Falcone have vested. The FI Profit Units held by each of the FE NEOs (other than Mr. Cavallaro) vested in four equal annual installments beginning on October 28, 2012 and on each of the first three anniversaries thereof. The FE NEO Profit Units held by Mr. Cavallaro became fully vested on October 10, 2015. Vested FE NEO Profit Units are subject to call rights of Fertitta Entertainment or FI Station Investor, as applicable, in the event of termination of employment of the holder thereof for any reason, and subject to forfeiture in the event of termination of employment of the holder for specified acts or violations of employment agreements. The FE Profit Units permit the holders thereof to participate in distributions made by Fertitta Entertainment following the return of capital contributions to the holders of common units of Fertitta Entertainment and will be purchased by Station LLC along with all other equity interests in Fertitta Entertainment in connection with the Fertitta Entertainment Acquisition. The FI Profit Units permit the holders thereof to participate in distributions made by FI Station Investor following the return of capital contributions and a return on investment of 15% per annum to the holders of common units of FI Station Investor. The FE Profit Units and FI Profit Units held by the FE NEOs as of December 31, 2014 represented approximately 7.5% and 6.1% of the total outstanding units in Fertitta Entertainment and FI Station Investor, respectively.

Long-term incentive compensation is provided to Mr. Roy in the form of an indirect interest in Station Holdco profits interests granted pursuant to the Station Holdco LLC Amended and Restated

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⊤

A description of the payments and benefits that Fertitta Entertainment is required to provide to the FE NEOs under their FE NEO Employment Agreements upon various termination events is set forth below.

Employment Agreement with Mr. Roy

Mr. Roy is party to an employment agreement that requires the Company to make payments and provide benefits to Mr. Roy upon the termination of his employment with us under various scenarios. Mr. Roy's employment agreement does not provide for any additional payments or benefits under a voluntary termination of employment by Mr. Roy or involuntary termination by us for "Cause" (as defined in Mr. Roy's employment agreement). Under those scenarios, Mr. Roy is only entitled to his accrued and unpaid obligations, such as salary and any annual bonus awarded but not yet paid. A description of the payments and benefits that we are required to provide to Mr. Roy under his employment agreement upon various termination events is set forth below.

Termination as a Result of Death or Disability

In the event that an FE NEO (other than Frank J. Fertitta III) or Mr. Roy is terminated as a result of his death or disability, he or his legal representative will receive all salary due to the Named Executive Officer under his employment agreement as of the date of his death or disability. In addition, the Named Executive Officer or his legal representative will receive any compensation accrued and payable as of the date of death or disability.

Termination Without Cause

In the event an FE NEO (other than Frank J. Fertitta III) or Mr. Roy is terminated without Cause, other than due to death or disability, the Named Executive Officer will receive an amount equal to his base salary, paid over a period of 12 months in equal installments after the date of termination of his employment, and continuation (or, in the case of Mr. Roy, reimbursement for the COBRA continuation cost) of medical insurance for 12 months. In addition, each FE NEO (other than Frank J. Fertitta III) will receive a pro-rata portion of the annual bonus for the year in which he is terminated.

Payments Upon Change in Control

Upon the occurrence of a change of control of the Company, the FI Profit Units held by the FE NEOs will immediately vest. The vesting schedule of the FE Profit Units is not affected by a change of control of the Company. All of the FE Profit Units held by Messrs. Falcone, Cavallaro and Haskins are vested. All of the remaining unvested FI Profit Units held by the FE NEOs vested in October 2015. Pursuant to the Station Profit Units Plan, all unvested Station Holdco profit units will immediately vest upon a "Change of Control" (as such term is defined in the Station Profit Units Plan).

Looking Ahead: Post-IPO Compensation

Retention of a Compensation Consultant

Prior to this Offering, we retained Pay Governance LLC, a compensation consulting firm, to evaluate our compensation programs and to provide guidance with respect to developing and implementing our compensation philosophy and programs as a public company.

Profit Units

Holders of profit units issued by Station Holdco, all of whom are current or former employees of the Company, will receive restricted shares of Class A Common Stock issued pursuant to the terms our new Station Casinos Corp. 2016 Equity Incentive Plan in substitution for such profit units. As of

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September 30, 2015, an aggregate of 10,177,605 Station Holdco profit units were outstanding. Pursuant to the terms of the Station Holdco Amended and Restated Profit Units Plan, an aggregate of restricted shares of Class A Common Stock will be substituted for the outstanding Station Holdco profit units (assuming an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the number of restricted shares of Class A Common Stock issuable in substitution for the profit units by   shares.

2016 Equity Incentive Plan

We intend to adopt the Station Casinos Corp. 2016 Equity Incentive Plan (the "Equity Incentive Plan").

Purpose

The Equity Incentive Plan authorizes the Compensation Committee, or another committee designated by the Board and made up of two or more eligible directors (as applicable, the "Committee"), to provide equity-based or other incentive-based compensation for the purpose of attracting and retaining directors, employees and certain consultants and providing our directors, employees and such consultants incentives and rewards for superior performance.

The Equity Incentive Plan is designed to comply with the requirements of applicable federal and state securities laws, and the Internal Revenue Code of 1986, as amended (the "Code"), including allowing us to issue awards that may comply with the performance-based exclusion from the deduction limitations under Section 162(m) of the Code.

Shares Subject to the Equity Incentive Plan

The Board intends to authorize the issuance of   shares of our Class A Common Stock in connection with awards pursuant to the Equity Incentive Plan, which represents 10% of total number of outstanding shares of Class A Common Stock determined on an as-exchanged basis. No more than   of the total number of shares available for issuance under the Equity Incentive Plan may be issued upon the exercise of incentive stock options (ISOs). The number of shares with respect to awards (including options and stock appreciation rights (SARs)) that may be granted under the Equity Incentive Plan to any individual participant in any single fiscal year may not exceed shares (with grants to non-employee directors limited to   shares), and the maximum number of shares that may be paid to any individual participant in connection with awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code in respect of a single calendar year (including as a portion of the applicable performance period) may not exceed   shares (or the cash equivalent of such shares), each as subject to potential adjustment as described in the Equity Incentive Plan.

Any shares of our Class A Common Stock covered by an award granted under the Equity Incentive Plan, which for any reason is canceled, forfeited or expires or is settled in cash, will again be available for awards under the Equity Incentive Plan. In addition, (i) shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR, (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award, and (iii) shares repurchased by the Company using proceeds realized by the Company in connection with a participant's exercise of an option or SAR, will again become available for grant.

Subject to the Equity Incentive Plan's share counting rules, Class A Common Stock covered by awards granted under the Equity Incentive Plan will not be counted as used unless and until the shares are actually issued or transferred. However, shares issued or transferred under awards granted under the Equity Incentive Plan in substitution for or conversion of, or in connection with an assumption of,

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stock options, SARs, restricted stock, restricted stock units (RSUs) or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other Equity Incentive Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Equity Incentive Plan, under circumstances further described in the Equity Incentive Plan, but will not count against the aggregate share limit or other Equity Incentive Plan limits described above. The various limits described above are subject to potential adjustment as described in the Equity Incentive Plan.

Equity Incentive Plan Administration

The Equity Incentive Plan is administered by the Committee. The Committee generally may select eligible employees to whom awards are granted, determine the types of awards to be granted and the number of shares covered by awards and set the terms and conditions of awards. The Committee's determinations and interpretations under the Equity Incentive Plan will be binding on all interested parties. The Committee may delegate to a subcommittee or to officers certain authority with respect to the granting of awards other than awards to certain officers and directors as specified in the Equity Incentive Plan.

Eligibility

Awards may be granted by the Committee to any of our employees or certain qualifying consultants, or to employees or certain qualifying consultants of our affiliates, or non-employee directors who are members of our Board or the board of directors of our affiliates; *provided* that ISOs may only be granted to our employees or employees of our parents or subsidiaries, consistent with Section 422 of the Code.

No Repricing Without Shareholder Approval

Except in connection with a corporate transaction or other adjustment event described in the Equity Incentive Plan, repricing of underwater options and SARs is prohibited without stockholder approval under the Equity Incentive Plan.

Types of Awards Under the Equity Incentive Plan

Stock Options. Option rights may be granted that entitle the optionee to purchase shares of our Class A Common Stock at a price not less than (except with respect to Substitute Awards described below) fair market value at the date of grant, and may be ISOs, nonqualified stock options, or combinations of the two. Stock options granted under the Equity Incentive Plan will be subject to such terms and conditions, including exercise price and conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. Payment in respect of the exercise of an option granted under the Equity Incentive Plan may be made (i) in cash or its equivalent; (ii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months); (iii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to us an amount equal to the aggregate exercise price; or (iv) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by having us withhold from shares otherwise deliverable an amount equal to the aggregate option exercise price; (v) by a combination of the foregoing; or (vi) by such other methods as may be approved by the Committee and

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subject to such rules as may be established by the Committee and applicable law; *provided* that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us or withheld as of the date of such tender or withholding is at least equal to the aggregate exercise price of the option. No stock option may be exercisable more than 10 years from the date of grant.

Stock Appreciation Rights.   SARs granted under the Equity Incentive Plan will be subject to such terms and conditions, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the Committee and specified in the applicable award agreement. SARs may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. Each SAR will entitle the participant to receive an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the SAR over the grant price thereof (which may not be (except with respect to Substitute Awards described below) less than fair market value on the date of grant). The Committee, in its sole discretion, will determine whether a SAR will be settled in cash, shares or a combination of cash and shares. No SAR may be exercisable more than 10 years from the date of grant.

Restricted Stock and Restricted Stock Units.   Restricted stock and RSUs granted under the Equity Incentive Plan will be subject to such terms and conditions, including the duration of the period during which, and the conditions, if any, under which, the restricted stock and RSUs may vest and/or be forfeited to us, as may be determined by the Committee in its sole discretion. Each RSU will have a value equal to the fair market value of a share of our Class A Common Stock. RSUs will be paid in cash, shares, other securities or other property, as determined by the Committee in its sole discretion, upon or after the lapse of the restrictions applicable thereto or otherwise in accordance with the applicable award agreement. Dividends paid on any Restricted Stock or dividend equivalents paid on any RSUs will be paid directly to the participant, withheld by us subject to vesting of the Restricted Stock or RSUs under the terms of the applicable award agreement, or may be reinvested in additional Restricted Stock or in additional RSUs, as determined by the Committee in its sole discretion.

Performance Awards.   Performance awards granted under the Equity Incentive Plan will consist of a right which is (i) denominated in cash or shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee will establish, and (iii) payable at such time and in such form as the Committee will determine. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, the Committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period (as set forth in the applicable award agreement) or, in accordance with procedures established by the Committee, on a deferred basis. The Committee may require or permit the deferral of the receipt of performance awards upon such terms as the Committee deems appropriate and in accordance with Section 409A of the Code.

Other Stock-Based Awards.   In addition to the foregoing types of awards, the Committee will have authority to grant to participants an "other stock-based award" (as defined in the Equity Incentive Plan), which will consist of any right which is (i) not a stock option, SAR, restricted stock or RSU or performance award and (ii) an award of shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our Class A Common Stock (including, without limitation, securities convertible into shares of our Class A Common Stock), as deemed by the Committee to be consistent with the purposes of the Equity Incentive Plan; *provided* that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, the Committee will determine the terms and conditions of any such other stock-based

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value. However, the Committee may permit the transferability of an award under the Equity Incentive Plan by a participant to certain members of the participant's immediate family or trusts for the benefit of such persons or other entities owned by such persons.

Adjustments

The number and kind of shares covered by outstanding awards and available for issuance or transfer (and Equity Incentive Plan limits) under the Equity Incentive Plan and, if applicable, the prices per share applicable thereto, are subject to adjustment in the event of dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of ours, issuance of warrants or other rights to purchase our shares or other securities, or other corporate transaction or event. In the event of any such transaction, the Committee may, in its discretion, adjust to prevent dilution or enlargement of benefits (i) the number of our shares or other securities (or number and kind of other securities or property) with respect to which awards may be granted, (ii) the number of our shares or other securities of (or number and kind of other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award, which, in the case of options and SARs will equal the excess, if any, of the fair market value of the shares subject to such options or SARs over the aggregate exercise price or grant price of such options or SARs. However, such adjustment to the Equity Incentive Plan limits will be made only if and to the extent that such adjustment would not cause any ISO to fail to so qualify.

Change of Control

Unless a "Replacement Award" (as defined in the Equity Incentive Plan) is provided to the participant and unless otherwise (i) determined by the Committee at the date of grant, or (ii) set forth in the applicable award agreement, in the event of a "Change in Control" (as defined in the Equity Incentive Plan), each then outstanding option and SAR will become fully vested and exercisable and the restrictions applicable to each outstanding restricted stock award, RSU, performance award or other stock-based award will lapse and the award will be fully vested (with any applicable performance goals deemed to have been achieved at a target level as of the date of such vesting). Unless otherwise provided in the Equity Incentive Plan, and at the discretion of the Committee, a spin-off of a division or subsidiary of the Company to its stockholders will not constitute a Change in Control.

With respect to a replacement award held by a participant during the two year period after a Change in Control, upon the termination of employment or service by the Company without Cause or termination of employment by the participant for Good Reason (each, as defined in the Equity Incentive Plan, unless otherwise defined in an applicable award agreement or individual employment, severance, or similar agreement) (an "Involuntary Termination"), (i) all Replacement Awards held by the participant will become fully vested and, if applicable, exercisable and free of restrictions (with any applicable performance goals deemed to have been achieved at a target level as of the date of such vesting), and (ii) all options and SARs held by the participant immediately before such termination of employment that the participant also held as of the date of the Change in Control or that constitute Replacement Awards will remain exercisable for a period of 90 days following the Involuntary Termination or until the expiration of the stated term of the option or SAR, whichever period is shorter (subject to any longer period of exercisability that may be provided in the applicable award agreement).

Unless otherwise provided in the Equity Incentive Plan or an award agreement, to the extent any Equity Incentive Plan or award agreement provision would cause a payment of deferred compensation upon a Change in Control or termination of service that is subject to Section 409A of the Code, then

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described above upon a termination as a result of death or disability. In addition, subject to the Named Executive Officer's execution of a release of claims against the Company, he will receive an amount equal his annual base salary in effect at the time of his termination, paid in 12 equal monthly installments. All of the Named Executive Officers will be entitled to continuation of group health and long-term disability insurance for 12 months, or a cash payment in lieu of such continuation coverage if the Company determines that such coverage is not permitted.

Restrictive Covenants

The New Employment Agreements contain indefinite confidentiality obligations, as well as prohibitions against the Named Executive Officers' competition with us or solicitation of our employees. The non-competition and non-solicitation restrictions apply during the full five-year term of each Named Executive Officer's New Employment Agreement or, if longer, through the second anniversary of the date of his termination of employment with respect to the "Restricted Area" (other than the "Las Vegas Strip") and through the first anniversary of the date of his termination of employment with respect to the "Las Vegas Strip" (in each case as defined in the applicable New Employment Agreement). However, in the event of a termination of a Named Executive Officer's employment by the Company without cause or by him for good reason, the non-competition and non-solicitation restrictions will instead end on the second anniversary of his termination of employment with respect to the Restricted Area (other than the Las Vegas Strip) and on the first anniversary of his termination of employment with respect to the Las Vegas Strip.

Governance Provisions

The New Employment Agreements do not provide for any "golden parachute" excise tax gross-ups or similar payments.

The New Employment Agreements also include a compensation clawback provision, pursuant to which any compensation paid to any Named Executive Officer by us or any of our affiliates is subject to deductions and clawback as required by applicable law, regulations or stock exchange listing requirements.

Stock Ownership Guidelines

The Company intends to implement stock ownership guidelines in connection with this Offering. We expect the guidelines to require that:

- the Company's Chief Executive Officer hold Company equity equal to five times base salary;

- the Company's named executive officers (other than the Chief Executive Officer) hold Company equity equal to three times base salary; and

- non-employee directors of the Company hold Company equity equal to two times annual retainer fees.

No individual subject to the stock ownership guidelines is expected to satisfy the ownership targets until the date that is five years from the date the applicable individual first becomes subject to the stock ownership guidelines.

year following the consummation of this Offering, no grants of equity compensation other than the grants described under the heading "Executive Compensation—Looking Ahead; Post-IPO Compensation—IPO Equity Grants" will be made to executives and employees employed by Fertitta Entertainment prior to the consummation of this Offering, and, for a period of two years following the consummation of this Offering, no such grants of equity compensation will be made to Frank J. Fertitta III or Lorenzo J. Fertitta. The limited liability company agreement will also provide that, for a period of two years following the consummation of this Offering, the aggregate number of shares of Class A Common Stock issued or issuable in connection with awards made pursuant to the Equity Incentive Plan, any successor plan thereto, or otherwise shall not exceed 50% of the total number of shares of Class A Common Stock reserved for issuance pursuant to the 2016 Equity Incentive Plan.

Tax Receivable Agreement

As described in "The Reorganization of our Corporate Structure," we intend to use a portion of the proceeds from this Offering to purchase LLC Units from certain of our existing owners. In addition, certain existing holders of the LLC Units are expected to (subject to the terms of the exchange agreement) exchange their LLC Units, together with all outstanding shares of Class B Common Stock, for shares of our Class A Common Stock on a one-for-one basis or, at our election, for cash in connection with this Offering and existing holders of LLC Units may engage in such exchanges in the future. As a result of both this initial purchase and exchange and any subsequent exchanges, Station Corp. will become entitled to a proportionate share of the existing tax basis of the assets of Station Holdco. In addition, Station Holdco intends to make an election under Section 754 of the Code effective for the first taxable year in which an exchange or purchase of LLC Units occurs and all future years, which may result in increases to the tax basis of the assets of Station Holdco. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that Station Corp. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets.

In connection with the Offering and Reorganization Transactions, we will enter into a tax receivable agreement with the existing holders of LLC Units (and their permitted transferees). The agreement will require us to pay to such holders 85% of the amount of tax benefits, if any, that we realize (or are deemed to realize in the case of an early termination payment, a change in control or a material breach by us of our obligations under the tax receivable agreement, as discussed below) as a result of any possible increases in tax basis described above and of certain other tax benefits attributable to payments under the tax receivable agreement itself. This will be Station Corp.'s obligation and not an obligation of Station Holdco. For purposes of the tax receivable agreement, the benefit deemed realized by Station Corp. will be computed by comparing the actual income tax liability of Station Corp. (calculated with certain assumptions) to the amount of such taxes that Station Corp. would have been required to pay had there been no increase to the tax basis of the assets of Station Holdco as a result of the purchases or exchanges, and had Station Corp. not entered into the tax receivable agreement. The tax receivable agreement is expected to become effective immediately prior to the consummation of this Offering and will remain in effect until all such tax benefits have been utilized or expired, unless the agreement is terminated early, as described below. We expect that all of the intangible assets, including goodwill, of Station Holdco at the time of this Offering allocable to LLC Units acquired or deemed acquired in taxable transactions by Station Corp. from existing owners of Station Holdco will be amortizable for tax purposes. Station Corp. and its stockholders will retain the remaining 15% of the tax benefits that Station Corp. realizes or is deemed to realize. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The

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actual increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

- *the timing of purchases or exchanges*—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Station Holdco at the time of each purchase or exchange;

- *the price of shares of our Class A Common Stock at the time of the purchase or exchange*—the increase in any tax deductions, as well as the tax basis increase in other assets, of Station Holdco is directly related to the price of shares of our Class A Common Stock at the time of the purchase or exchange;

- *the extent to which such purchases or exchanges are taxable*—if an exchange or purchase is not taxable for any reason, increased tax deductions will not be available;

- *the amount and timing of our income*—we expect that the tax receivable agreement will require Station Corp. to pay 85% of the deemed benefits as and when deemed realized. If Station Corp. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of any such tax attributes will result in payments under the tax receivable agreement; and

- *tax rates in effect at the time of the agreement*.

The payments that we may make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of September 30, 2015 and that Station Corp. earns sufficient taxable income to realize all the tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Station Corp. of LLC Units and the exchange of LLC Units and shares of Class B Common Stock for shares of Class A Common Stock as part of this Offering to aggregate $ million (or $ million if the underwriters exercise their option to purchase additional shares in full) and to range over the next 15 years from approximately $ million to $ million per year (or approximately $ million to $ million per year if the underwriters exercise their option to purchase additional shares in full) and decline thereafter. The foregoing numbers are merely estimates that are based on current assumptions. The amount of actual payments could differ materially.

We will have the right to terminate the tax receivable agreement at any time. In addition, the tax receivable agreement will terminate early if we breach our obligations under the tax receivable agreement or upon certain mergers, asset sales, other forms of business combinations or other changes of control. If we exercise our right to terminate the tax receivable agreement, or if the tax receivable agreement is terminated early in accordance with its terms, our payment obligations under the tax receivable agreement with respect to certain exchanged or acquired LLC Units would be accelerated and would become due and payable based on certain assumptions, including that we would have sufficient taxable income to use in full the deductions arising from the increased tax basis and certain other benefits. As a result, we could make payments under the tax receivable agreement that are substantial and in excess of our actual cash savings in income tax. See "Risk Factors—Risks Related to Our Structure and Organization—In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement."

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- Management Agreement between NP Tropicana LLC and FE Landco Management LLC for the operation and management of Wild Wild West Gaming Hall & Hotel (the "Landco Management Agreement" and, together with the Propco Management Agreement, the Opco Management Agreement and the GVR Management Agreement, the "Management Agreements").

Under the terms of the Management Agreements, the Manager is entitled to: (1) a base management fee equal to 2% of the gross revenues from the operation of the properties, (2) an incentive management fee equal to 5% of EBITDA generated by the properties, and (3) expense reimbursement and overhead allocation.

The Management Agreements each have a term of 25 years and are non-terminable by the Owner except under specified circumstance, including breaches of such agreement or gross negligence or willful misconduct of the Manager, suspension of gaming licenses, certain bankruptcy events, change-of-control events or failure of the performance test by the Manager. To fail the performance test (which is subject to cure if the Manager elects to make certain cure payments), Manager must fail both the (i) "Budget EBITDA Test" and the (ii) "Market EBITDA Test" for two consecutive fiscal years, starting with the sixth and seventh fiscal years during the term of the Management Agreements.

While the Manager has authority to manage the day-to-day operations of the managed properties, the Manager is required pursuant the terms of the Management Agreements to seek the approval of Owner with respect to certain significant decisions.

During the year ended December 31, 2014, Station LLC recognized management fee expense totaling $48.9 million pursuant to the Management Agreements. In addition, Station LLC allocates the costs of certain shared services to Fertitta Entertainment, primarily costs related to occupancy of a portion of its corporate office building and services provided by its human resources and regulatory personnel. For the year December 31, 2014, costs allocated to Fertitta Entertainment for shared services totaled $1.2 million.

In addition, for the year ended December 31, 2014, our majority owned subsidiary, Fertitta Interactive, paid $0.9 million in management fees to Fertitta Entertainment for managerial, legal, accounting, human resources and technical services.

In connection with this Offering, Station LLC will acquire Fertitta Entertainment pursuant to the terms of that certain Membership Interest Purchase Agreement, dated as of October 13, 2015 (the "Purchase Agreement"), by and among Fertitta Business Management LLC, a Nevada limited liability company, LNA Investments, LLC, a Nevada limited liability company, KVF Investments, LLC, a Nevada limited liability company, FE Employeeco LLC, a Delaware limited liability company (collectively, the "Sellers"), Station LLC, Fertitta Entertainment, and Frank J. Fertitta III, as seller representative. The purchase price is $460 million in cash, less amounts paid by the Company in satisfaction of indebtedness of Fertitta Entertainment on the closing date, which is expected to be approximately $55 million of outstanding indebtedness under the Fertitta Entertainment credit facility, and subject to reduction based on the amount, if any, of Fertitta Entertainment's liabilities assumed by Station LLC. The terms of the Fertitta Entertainment Acquisition were negotiated on behalf of Station LLC by a special committee of the board of managers of Station LLC comprised of Dr. James E. Nave and Mr. Robert E. Lewis, each of whom was determined to be disinterested in the Fertitta Entertainment Acquisition, with the assistance and counsel of independent legal and financial advisors retained by such special committee.

We expect that the net proceeds payable to equityholders of Fertitta Entertainment in connection with the Fertitta Entertainment Acquisition following the payment of outstanding indebtedness of Fertitta Entertainment will be approximately $405 million. We expect that Frank J. Fertitta III and Lorenzo J. Fertitta will each receive approximately $112.5 million of such net proceeds and LNA Investments, LLC and KVF Investments, LLC, all of which are owned by trusts the beneficiaries of

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which are Lorenzo J. Fertitta's three children and Frank J. Fertitta III's three children, respectively, will each receive approximately $53 million of such net proceeds. We also expect that our executive officers, who are members of FE Employeeco LLC, will receive net proceeds in approximately the following amounts based on their proportionate direct or indirect ownership interests in Fertitta Entertainment: Stephen L. Cavallaro, our Executive Vice Chairman—$9.8 million; Richard J. Haskins, our President—$10.2 million; Marc J. Falcone, our Executive Vice President and Chief Financial Officer—$10.2 million; and Scott M Nielson, our Executive Vice President and Chief Development Officer—$8.2 million. The remainder of the net proceeds of the Fertitta Entertainment Acquisition will be distributed to other members of FE Employeeco LLC, who are employees or former employees of Fertitta Entertainment. However, the actual amount of cash proceeds from the Fertitta Entertainment Acquisition that will be distributed to the members of Fertitta Entertainment may be adjusted to reflect the non-pro rata distribution of assets of Fertitta Entertainment that are not included in the Fertitta Entertainment Acquisition, including a $17 million note payable to Fertitta Entertainment by another entity controlled by the Fertitta family and an airplane that will be transferred by Fertitta Entertainment to one or more of its members or their affiliates prior to the consummation of the Fertitta Entertainment Acquisition.

The consummation of the Fertitta Entertainment Acquisition, which has been unanimously approved by Station LLC's board of managers, is subject to certain closing conditions, including, among other things, (i) the expiration or termination of the waiting period (and any extensions thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the approval of various gaming authorities, and (iii) the closing of this Offering.

We expect to use a portion of the proceeds from this Offering to pay a portion of the purchase price for the Fertitta Entertainment Acquisition and expects to fund the balance of the purchase price by incurring additional debt. Both Station LLC and the Sellers have agreed, following the closing, to indemnify the other party for losses arising from certain breaches of the representations, warranties and covenants contained in the Purchase Agreement and for certain other liabilities, subject to certain limitations.

In connection with the consummation of the Fertitta Entertainment Acquisition, we will enter into new employment agreements with our executive officers and other individuals who were employed by Fertitta Entertainment and provided services to us through the management agreements prior to the consummation of the Fertitta Entertainment Acquisition. See "Executive Compensation—Looking Ahead: Post-IPO Compensation—New Employment Agreements."

Employment Agreement with Lorenzo J. Fertitta

In connection with this Offering, we intend to enter into an employment agreement with Lorenzo J. Fertitta. The employment agreement with Lorenzo J. Fertitta is expected to have a five-year term, and to provide for an annual base salary of $500,000 and severance in an amount equal to such annual base salary in the event of a termination of such Named Executive Officer's employment without cause or with good reason. Such employment agreement is also expected to contain non-competition and non-solicitation restrictions similar to Frank J. Fertitta III's employment agreement.

Reimbursable Costs

The Company expects that it may periodically provide services to certain of its executive officers and directors, including the personal use of employees, construction work and other personal services. To the extent that such services are provided, the officers and directors to whom services are provided are expected to make deposits with the Company to prepay any such items and to replenish such deposits on an ongoing basis as needed.

Blocker Mergers

As part of the Offering and Reorganization Transactions, ADVSTRA SC Holdings, LLC, CAPINC SC Holdings, LLC, PAIN SC Holdings, LLC, PRTN SC Holdings, LLC, STRAINC SC Holdings, LLC, Serengeti SC Blockerco LLC, PB Investor I LLC and PB Investor II LLC, all Delaware limited liability companies, will merge with newly-formed subsidiaries of Station Corp. in the Blocker Mergers, which are intended to qualify as tax-free for U.S. federal income tax purposes. In the Blocker Mergers, the owner(s) of each Merging Blocker will collectively receive one share of Class A Common Stock for each LLC Unit owned by such Merging Blocker and such number of LLC Units as would be issuable upon a cashless exercise of the Warrants held by such Merging Blocker. In the aggregate, approximately   number of shares of Class A Common Stock of Station Corp. are expected to be issued as consideration in the Blocker Mergers, assuming an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The number of shares of Class A Common Stock issued in the Blocker Mergers will depend on the actual initial public offering price per share. Except for merger agreements with Merging Blockers that have been managed by Station Holdco, the merger agreements relating to the Blocker Mergers contain customary representations and warranties and indemnities from the owners of such Merging Blockers. As a result of the Blocker Mergers, Station Corp. will indirectly become the owner of the LLC Units owned by the Merging Blockers. In the event that any of the Merging Blockers have liabilities, Station Corp. may bear some, or all, of the risks relating to any such liabilities, which could be significant.

Voting Interests in Station LLC

Station Holdco currently owns non-voting interests in Station LLC that represent all of the economic interests of Station LLC. The voting interests of Station LLC are held by Station Voteco LLC. Station Voteco LLC is owned by Robert A. Cashell Jr., who is designated as a member of Station Voteco by GACC, and an entity owned by Frank J. Fertitta III and Lorenzo J. Fertitta. Immediately prior to the consummation of this Offering, Station Voteco LLC will transfer the voting interests of Station LLC to Station Corp. No consideration will be payable to the members of Station Voteco LLC in connection with such transfer.

Credit Agreements and Restructured Land Loan

In March 2013, we entered into that certain Credit Agreement, by and among the Company, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch ("Deutsche Bank"), as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners. An affiliate of Deutsche Bank acted as a lead joint book running manager with respect to the Offering of the senior notes. GACC, an affiliate of Deutsche Bank, is also the lender with respect to our $114 million land loan, after giving effect to the Offering and Reorganization transactions will own approximately   % of the LLC Units and shares of Class B Common stock representing   % of the voting power of Station Corp. (in each case assuming that the underwriters do not exercise their option to purchase additional shares).

Boulder Station Lease

We lease 27 acres of land on which a portion of Boulder Station is located pursuant to a ground lease. We lease this land from KB Enterprises, a company owned by the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the "Related Lessor"). Frank J. Fertitta, Jr. and Victoria K. Fertitta are the parents of Frank J. Fertitta III, who is our Chairman and Chief Executive Officer, and Lorenzo J. Fertitta, who is a member of our board of directors. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $222,933 through

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A Common Stock as of   , 2016 for:

- each person whom we know to own beneficially more than 5% of any class of our shares;

- each of the directors and named executive officers individually;

- all directors and executive officers as a group; and

- the selling stockholders.

The number of shares of Class A Common Stock outstanding, the percentage of beneficial ownership and the combined voting power before this Offering are based on the number of shares of Class A Common Stock, shares of Class B Common Stock and LLC Units outstanding giving effect to the Reorganization Transactions prior to the Offering. The number of shares of Class A Common Stock outstanding, the percentage of beneficial ownership and the combined voting power after this Offering are based on the number of shares of Class A Common Stock issued in this Offering and the number of shares of Class B Common Stock and LLC Units issued and outstanding immediately after this Offering and after giving effect to the Offering and Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus), and use of proceeds. See "The Reorganization of Our Corporate Structure—Use of Proceeds." Holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus, including such rights of holders of LLC Units (together with a corresponding number of shares of our Class B Common Stock) since they are exchangeable into shares of our Class A Common Stock at any time.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a "group" which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise noted, the address of each person listed in the table below is c/o Station Casinos Corp., 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

| | Class A Common Stock Beneficially Owned(1) | | | | | | | | Combined Voting Power(2)(3) | | |
| Name and address of Beneficial Owner | Prior to this Offering | | Shares of Class A Common Stock Offered | Shares of Class A Common Stock Subject to Underwriters' Option | After Giving Effect to the Offering Assuming Underwriters do not Exercise Their Option(4) | | After Giving Effect to the Offering Assuming Underwriters Exercise Their Option in Full(5) | | Prior to this Offering | After Giving Effect to the Offering Assuming Underwriters do not Exercise Their Option | After Giving Effect to the Offering Assuming Underwriters Exercise Their Option in Full |
	Number	%	Number	Number	Number	%	Number	%	%	%	%
FI Station Investor LLC(6) .											
German American Capital Corporation(7)											
Oaktree SC Investments CTB, LLC(8)											
FMR LLC(9)											
Frank J. Fertitta III(6)											
Lorenzo J. Fertitta(6)											
Stephen L. Cavallaro(6) . . .											
Richard J. Haskins(6)											
Marc J. Falcone(6)											
Daniel J. Roy											
Robert A. Cashell, Jr.											
James E. Nave, D.V.M. . . .											
Robert E. Lewis											
Named Executive Officers and Directors as a Group(10)											
Selling Stockholders*											

* In addition to GACC, who is expected to participate in the offering as a selling stockholder, our pre-IPO equityholders will be invited to participate as selling stockholders in this Offering. This table will be revised to reflect additional selling stockholders.

(1) In connection with the Offering and Reorganization Transactions, existing owners will purchase for nominal consideration one share of Class B Common Stock for each LLC Unit owned by such existing owners. Subject to the terms of the exchange agreement, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. See "Certain Relations and Related Party Transactions—Exchange Agreement." Beneficial ownership of LLC Units has also been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Units may be exchanged.

(2) Represents percentage of voting power of the Class A Common Stock and Class B Common Stock of Station Corp. voting together as a single class. Each outstanding share of Class A Common Stock will be entitled to one vote, each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock."

(3) Our existing owners will hold shares of our Class B Common Stock. Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote. See "Description of Capital Stock."

(4) Reflects the purchase by Station Corp. of   LLC Units and   LLC Units from FI Station Investor LLC and Oaktree SC Investments CTB, LLC, respectively. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

(5) Reflects the purchase by Station Corp. of   LLC Units and   LLC Units from FI Station Investor LLC and Oaktree SC Investments CTB, LLC, respectively. See "Certain Relationships and Related Party Transactions—Purchase of LLC Units from Existing Owners."

(6) An affiliate of Frank J. Fertitta III and Lorenzo J. Fertitta manages and owns   % of the outstanding common membership interests of FI Station Investor and the remaining   % of the outstanding common membership interests are owned by FI Employee Investco LLC, a Delaware limited liability company owned by Marc J. Falcone, Richard J. Haskins, Scott M Nielson,

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of Class B Common Stock will be entitled to one vote. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders." Each share of our Class B Common Stock will be entitled to only one vote automatically upon it being held by holder that, together with its affiliates, did not own at least 30% of the outstanding LLC Units immediately following the consummation of this Offering or owns less than 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock). Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. In accordance with the exchange agreement to be entered into in connection with the Offering and Reorganization Transactions, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at our election, for cash. Accordingly, as members of Station Holdco exchange LLC Units, the voting power afforded to them by their shares of Class B Common Stock will be correspondingly reduced.

Automatic transfer.   In the event that any outstanding share of Class B Common Stock shall cease to be held by a holder of an LLC Unit (including a transferee of an LLC Unit), such share shall automatically and without further action on our part or of the holder of Class Be Common Stock, be transferred to us and thereupon shall be retired.

Dividend rights.   Our Class B stockholders will not participate in any dividends declared by our board of directors.

Rights upon liquidation.   In the event of any liquidation, dissolution, or winding-up of Station Corp., whether voluntary or involuntary, our Class B stockholders will not be entitled to receive any of our assets.

Other rights.   The holders of our Class B Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock. The rights, preferences and privileges of holders of our Class B Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

After the consummation of the Offering and Reorganization Transactions, there will be no shares of preferred stock outstanding and we will be authorized to issue up to   shares of preferred stock. Our board of directors will be authorized without further action by you, subject to limitations prescribed by Delaware law and our certificate of incorporation, to issue preferred stock and to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company that some of you might believe to be in your best interests or in which you might receive a premium for your shares of Class A Common Stock over the market price and may adversely affect the voting and other rights of the holders of our Class A Common Stock and Class B Common Stock, which could have an adverse impact on the market price of our Class A Common Stock. We have no current plan to issue any shares of preferred stock following the consummation of this Offering.

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⊥

Anti-Takeover Effects of Certain Provisions of Delaware Law and Charter and Bylaw Provisions

Certain provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

These provisions include:

Super Voting Stock.   Each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owned LLC Units representing at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes. We expect that the only existing owners that will satisfy the foregoing criteria will be Fertitta Family Entities. Consequently, such entities will be the only holders of Class B Common Stock entitled to ten votes per share of Class B Common Stock immediately following this Offering. See "Principal and Selling Stockholders."

Action by Written Consent; Special Meetings of Stockholders.   The Delaware General Corporation Law ("DGCL") permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will permit stockholder action by written consent so long as the Fertitta Family Entities own at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) (the "Fertitta Ownership Condition") and will preclude stockholder action by written consent at any time that the Fertitta Ownership Condition is not satisfied. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by the board of directors, the chairman of the board of directors or the chief executive officer and only proposals included in the Company's notice may be considered at such special meetings. Notwithstanding the foregoing, for so long as the Fertitta Ownership Condition is satisfied, stockholders collectively holding at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote in connection with the election of directors may call a special meeting. If the Fertitta Ownership Condition is not satisfied, stockholders will no longer have the ability to call a special meeting.

Super Majority Approval Requirements.   The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will provide that, (i) for so long as the Fertitta Ownership Condition is satisfied, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws or the provisions of our certificate of incorporation relating to amendments, stockholder action by written consent, corporate governance, composition of

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⊤

Forum Selection

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employee to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, or (4) any action asserting a claim governed by the internal affairs doctrine, or if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Transfer Agent and Register

The transfer agent and registrar for our Class A Common Stock will be American Stock Transfer & Trust Company, LLC.

Securities Exchange

We have applied to list the shares of Class A Common Stock on NASDAQ under the symbol "RRR."

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However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our Class A Common Stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A Common Stock, the personal circumstances of the stockholder and other factors.

Registration Rights

In connection with this Offering, we intend to grant registration rights and offer certain customary demand, piggyback and shelf registration rights to our existing owners, subject to certain contractual restrictions, including the terms of the lock-up agreements discussed under "Underwriting (Conflicts of Interest)". See "Certain Relationships and Related Party Transactions—Registration Rights."

Stock Options and Other Equity Compensation Awards

In connection with this Offering, we intend to file a registration statement under the Securities Act covering all shares of Class A Common Stock issuable pursuant to the Station Corp. 2016 Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our executive officers, directors and our existing owners have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares of our Class A Common Stock or any securities convertible into or exchangeable for our Class A Common Stock (including the LLC Units) subject to certain customary exceptions. We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A Common Stock or any securities convertible into or exchangeable for our Class A Common Stock (including the LLC Units) during the 180-day period following the date of this prospectus. See "Underwriting (Conflicts of Interest)."

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selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $ per share to brokers and dealers. After the Offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the Offering that are payable by us are estimated to be approximately $ (excluding underwriting discounts and commissions), including approximately $ in connection with the qualification of the Offering with FINRA by counsel to the underwriters.

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of   and   shares, respectively, at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of Class A Common Stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated to sell the additional shares of Class A Common Stock to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders, including the selling stockholders, have agreed not to sell or transfer any Class A Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A Common Stock (including the LLC Units), for 180 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, other than shares of Class A Common Stock issuable upon exercise of the Warrants or in substitution of the outstanding profit units. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A Common Stock, or any options or warrants to purchase any Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive Class A Common Stock (including the LLC Units), whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons' Class A Common Stock if such Class A Common Stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons' Class A Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Class A Common Stock (including the LLC Units).

Offering Price Determination

Prior to this Offering, there has been no public market for our Class A Common Stock. The initial public offering price will be negotiated between us and the representatives. In determining the initial public offering price of our Class A Common Stock, the representatives will consider:

- the history and prospects for the industry in which we compete;

- our financial information;

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Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this Offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this Offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

We have applied to list our Class A Common Stock on NASDAQ under the symbol "RRR."

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our Class A Common Stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses. In particular, an affiliate of Deutsche Bank Securities Inc. is the administrative agent and letter of credit issuer under our $1.625 billion term loan and $350 million revolving credit facility. In addition, Merrill Lynch, Pierce Fenner & Smith Incorporated is the syndication agent and, together with Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and an affiliate of Goldman, Sachs & Co., were joint lead arrangers and joint bookrunners in connection with, and are lenders under, our $1.625 billion term loan and $350 million revolving credit facility. Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Goldman, Sachs & Co. were joint book-running managers in connection with our offering of $500 million aggregate principal amount of 7.50% senior notes due 2021 and were also the initial purchasers of the senior notes.

In <u>addition, in</u> the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Affiliates of J.P. Morgan Securities LLC and Goldman, Sachs & Co. each, directly or indirectly, own warrants that will become exercisable upon completion of this Offering to purchase less than 0.5% of our outstanding Class A Common Stock (on a fully converted basis).

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 *Prospectus Exemptions* or subsection 73.3(1) of the *Securities Act* (Ontario), and are permitted clients, as defined in National Instrument 31-103 *Registration Requirements, Exemptions and Ongoing Registrant Obligations*. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 *Underwriting Conflicts* (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

In addition, the Company has entered into indemnification agreements with certain of our executive officers and each of our directors pursuant to which the Company has agreed to indemnify such executive officers and directors against liability incurred by them by reason of their services as an executive officer or director to the fullest extent allowable under applicable law. We also provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

The underwriting agreement filed as exhibit to this Registration Statement provides for indemnification of directors and officers of the Company by the underwriters against certain liabilities.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

In connection with the transactions described under "The Reorganization of Our Corporate Structure" in the accompanying prospectus, the Company will issue an aggregate of   shares of its Class B Common Stock to the existing members of Station Holdco LLC. The shares of Class B Common Stock described above will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transactions will not involve a public offering. No underwriters will be involved in the transactions.

In connection with the Blocker Mergers (as defined in the accompanying prospectus), the Company will issue an aggregate of   shares of its Class A Common Stock to the owners of ADVSTRA SC Holdings, LLC, CAPINC SC Holdings, LLC, PAIN SC Holdings, LLC, PRTN SC Holdings, LLC, STRAINC SC Holdings, LLC, Serengeti SC Blockerco LLC, PB Investor I LLC and PB Investor II LLC, each a Delaware limited liability company that will merge with a newly-formed subsidiary of the Company as further described in the accompanying prospectus. The shares of Class A Common Stock issued in consideration of the Blocker Mergers will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that each such transaction will not involve a public offering. No underwriters will be involved in the transactions.

As part of the transactions described under "The Reorganization of Our Corporate Structure" in the accompanying prospectus, the Company will issue an aggregate of   shares of its Class A Common Stock to German American Capital Corporation, a Maryland corporation, in exchange for an equivalent number of LLC Units (as defined in the accompanying prospectus) and shares of its Class B Common Stock pursuant to the terms of the exchange agreement described in the accompanying prospectus. The shares of Class A Common Stock issued thereunder will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that such transaction will not involve a public offering. No underwriters will be involved in the transaction.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1^	Certificate of Incorporation of Station Casinos Corp., as currently in effect.
3.2^	Bylaws of Station Casinos Corp., as currently in effect.
3.3+	Form of Amended and Restated Certificate of Incorporation of Station Casinos Corp.
3.4+	Form of Amended and Restated Bylaws of Station Casinos Corp.
4.1*	Form of Class A Common Stock Certificate.
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP.

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Exhibit Number	Description
10.1+	Form of Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC.
10.2+	Form of Indemnification Agreement, between Station Casinos Corp., a Delaware corporation, and the directors and officers of Station Casinos Corp.
10.3+	Form of Exchange Agreement.
10.4+	Form of Tax Receivable Agreement.
10.5*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Frank J. Fertitta III.
10.6*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Stephen L. Cavallaro.
10.7*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Marc J. Falcone.
10.8*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Richard J. Haskins.
10.9*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Daniel J. Roy.
10.10	Membership Interest Purchase Agreement, dated as of October 13, 2015, by and among Station Casinos LLC, Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FE Employeeco LLC, Fertitta Entertainment LLC and Frank J. Fertitta III (as seller representative) (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed October 13, 2015).
10.11	Credit Agreement dated as of March 1, 2013, by and among Station Casinos LLC, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch, as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K/A filed March 5, 2013).
10.12	First Amendment to Credit Agreement dated as of March 18, 2014, by and among Station Casinos LLC, as borrower, the Station Parties (as defined therein) parties thereto, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and each Lender (as defined therein) party thereto. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K dated March 21, 2014).
10.13	Amended and Restated Credit Agreement dated as of June 16, 2011 by and among CV PropCo, LLC, as borrower, NP Tropicana LLC, as leasehold holder, NP Landco Holdco LLC, as holdco, Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., and each other lender from time to time party thereto, as lenders, Deutsche Bank AG Cayman Islands Branch, as administrative agent for the secured parties, JPMorgan Chase Bank, N.A., as syndication agent, and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running manager. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.14	Indenture, dated as of March 1, 2013, by and among Station Casinos LLC, certain of its wholly owned subsidiaries (as guarantors) and Wells Fargo Bank, National Association, as trustee (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed March 1, 2013).

⊤

Exhibit Number	Description
10.29*	Station Casinos Corp. 2016 Equity Incentive Plan.
10.30+	Form of Option Award Agreement
10.31^	Seventh Amended and Restated Management Agreement, dated as of January 3, 2013, among the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, the Gun Lake Tribal Gaming Authority and MPM Enterprises, L.L.C.
10.32^	Amended and Restated Gaming Management Agreement, dated as of July 27, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
10.33^	Amended and Restated Non-Gaming Management Agreement, dated as of August 6, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
21.1+	List of Subsidiaries of the Company.
23.1+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
24.1^	Powers of Attorney.

---

^   Previously filed.

+   Filed herewith.

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on December __, 2015.

STATION CASINOS CORP.,

a Delaware corporation

By: _____ *

Frank J. Fertitta III
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to registration statement on Form S-1 has been signed on December ___, 2015 by the following persons in the capacities indicated.

Signature	Title
_____ * Frank J. Fertitta III	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
_____ /s/ MARC J. FALCONE Marc J. Falcone	Chief Financial Officer (Principal Financial and Accounting Officer)
_____ * Lorenzo J. Fertitta	Director
_____ * Robert A. Cashell, Jr.	Director
_____ * James E. Nave, D.V.M.	Director
_____ * Robert E. Lewis	Director

* By: _____ /s/ MARC J. FALCONE _____

Marc J. Falcone
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.
3.1^	Certificate of Incorporation of Station Casinos Corp., as currently in effect.
3.2^	Bylaws of Station Casinos Corp., as currently in effect.
3.3+	Form of Amended and Restated Certificate of Incorporation of Station Casinos Corp.
3.4+	Form of Amended and Restated Bylaws of Station Casinos Corp.
4.1*	Form of Class A Common Stock Certificate.
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1+	Form of Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC.
10.2+	Form of Indemnification Agreement, between Station Casinos Corp., a Delaware corporation, and the directors and officers of Station Casinos Corp.
10.3+	Form of Exchange Agreement.
10.4+	Form of Tax Receivable Agreement.
10.5*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Frank J. Fertitta III.
10.6*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Stephen L. Cavallaro.
10.7*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Marc J. Falcone.
10.8*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Richard J. Haskins.
10.9*	Employment Agreement dated as of 2015, between Station Casinos Corp., Station Casinos LLC and Daniel J. Roy.
10.10	Membership Interest Purchase Agreement, dated as of October 13, 2015, by and among Station Casinos LLC, Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FE Employeeco LLC, Fertitta Entertainment LLC and Frank J. Fertitta III (as seller representative) (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed October 13, 2015).
10.11	Credit Agreement dated as of March 1, 2013, by and among Station Casinos LLC, the financial institutions from time to time named therein, and Deutsche Bank AG Cayman Islands Branch, as Administrative Agent, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K/A filed March 5, 2013).
10.12	First Amendment to Credit Agreement dated as of March 18, 2014, by and among Station Casinos LLC, as borrower, the Station Parties (as defined therein) parties thereto, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and each Lender (as defined therein) party thereto. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K dated March 21, 2014).

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Exhibit Number	Description
10.25	Second Amendment to Ground Lease, dated as of January 7, 1997, by and between Texas Gambling Hall & Hotel, Inc. and Texas Station, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.26	Third Amendment to Ground Lease, dated as of June 13, 2011, by and between Texas Gambling Hall & Hotel, Inc. and NP Texas LLC. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.27	Rent Agreement to the First Amendment to Ground Lease, dated as of May 12, 2000, by and between Texas Gambling Hall & Hotel Real Estate Trust and Texas Gambling Hall & Hotel, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.28	Assignment, Assumption and Consent Agreement (Ground Lease), dated as of July 6, 1995, by and between Station Casinos, Inc. and Texas Station, Inc. (Incorporated herein by reference to Station Casinos LLC's Current Report on Form 8-K filed June 23, 2011).
10.29*	Station Casinos Corp. 2016 Equity Incentive Plan.
10.30+	Form of Option Award Agreement
10.31^	Seventh Amended and Restated Management Agreement, dated as of January 3, 2013, among the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan, the Gun Lake Tribal Gaming Authority and MPM Enterprises, L.L.C.
10.32^	Amended and Restated Gaming Management Agreement, dated as of July 27, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
10.33^	Amended and Restated Non-Gaming Management Agreement, dated as of August 6, 2012, among Federated Indians of Graton Rancheria, a federally recognized Indian tribe, Graton Economic Development Authority and SC Sonoma Management, LLC, a California limited liability company.
21.1+	List of Subsidiaries of the Company.
23.1+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
24.1^	Powers of Attorney.

^   Previously filed.

+   Filed herewith.

*   To be filed by amendment.